FILED PURSUANT TO RULE 424(B)(3)

File No. 333-186210

HEMISPHERE MEDIA GROUP, INC.

SUPPLEMENT NO. 6 TO

PROSPECTUS DATED MARCH 25, 2013

THE DATE OF THIS SUPPLEMENT IS JANUARY 23, 2014

This prospectus supplement (this “Supplement No. 6”) is part of the prospectus of Hemisphere Media Group, Inc. (the “Company”), dated March 25, 2013 (File No. 333-186210) (the “Prospectus”) as supplemented by Supplement No. 1, dated May 15, 2013 (“Supplement No. 1), Supplement No.2, dated May 15, 2013 (“Supplement No. 2”), Supplement No. 3, dated July 31, 2013 (“Supplement No. 3”), Supplement No. 4, dated August 14, 2013 (“Supplement No. 4”) and Supplement No. 5, dated November 13, 2013 (“Supplement No. 5”).  This Supplement No. 6 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5.  Any statement in the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5 that is modified or superseded is not deemed to constitute a part of the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 or Supplement No. 5, except as modified or superseded by this Supplement No. 6. Except to the extent that the information in this Supplement No. 6 modifies or supersedes the information contained in the Prospectus, as previously supplemented, this Supplement No. 6 should be read, and will be delivered, with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5.

The purpose of this Supplement No. 6 is to update and supplement the information in the Prospectus, as previously supplemented, with the information contained in the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 23, 2014, and which is attached hereto.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  January 22, 2014

HEMISPHERE MEDIA GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-54925	80-0885255
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
Incorporation)		Identification Number)

2000 Ponce de Leon Boulevard

Suite 500

Coral Gables, FL 33134

(Address of principal executive offices) (Zip Code)

(305) 421-6364

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provision (see General Instruction A.2 below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.     Entry into a Material Definitive Agreement.

On January 22, 2014, Hemisphere Media Holdings, LLC, a Delaware limited liability company (the “Company”), an indirect wholly owned subsidiary of Hemisphere Media Group, Inc. (“Hemisphere”), entered into an Asset Purchase Agreement (the “Acquisition Agreement”), with Media World, LLC, a Florida limited liability company (“Seller”) and the other signatories named therein, pursuant to which the Company will acquire Seller’s Spanish-language television network business (the “Acquisition”).

The Acquisition includes the purchase by the Company of assets of Seller and its affiliates primarily used in, or held for use in connection with, the operation or conduct of Seller’s Spanish-language television network business (the “Business”) including: (i) Pasiones, dedicated to showcasing the most-popular telenovelas and series, distributed to approximately 3.8 million subscribers in the U.S. and 7.2 million subscribers in Latin America; (ii) Centroamerica TV, the leading network targeting the third largest U.S. Hispanic group, featuring the most popular news, entertainment and soccer programming from Central America with over 3.3 million subscribers in the U.S. and (iii) TV Dominicana, the leading network targeting Dominicans living in the U.S., featuring the most popular news, entertainment and baseball programming from the Dominican Republic, with over 2.2 million subscribers in the U.S.

Seller shall provide to the acquired Business (i) certain technical services, including, without limitation, playout, post-production, master control, traffic, uplink/transmission, etc., for a period of three years following the closing of the Acquisition (the “Closing Date”) and (ii) certain non-technical services, including, without limitation, personnel devoting time to general management, programming coordination, traffic coordination, marketing/sales coordination for a period of two years following the Closing Date.  Pre-negotiated fees for specified technical and non-technical services shall be paid by the Company to Seller as such costs are incurred following the Closing Date.  Additionally, certain key personnel of Seller and its affiliates shall enter into a consulting agreement with the Company, at no additional cost, for a period of one year following the Closing Date.

On the Closing Date, the Company will pay to Seller a purchase price of $102,180,000 in cash to acquire the Business, subject to subject to certain post-closing adjustments.

The Acquisition Agreement, which is included as Exhibit 2.1 to this current report on Form 8-K and incorporated herein by reference, contains (i) customary representations and warranties of the parties (which have been qualified by confidential disclosures made to the Company in connection with the Acquisition Agreement), including, among others: corporate organization, corporate authority, absence of conflicts, third party consents and approvals, financial statements, compliance with law and legal proceedings, absence of certain changes, taxes, intellectual property, legal action and orders, insurance and certain material and interested party contracts, (ii) covenants of Seller to conduct the Business in the ordinary course until the Acquisition is completed, (iii) covenants of Seller not to take certain actions during this interim period (iv) covenants of Seller to obtain consents prior to and after the Closing Date, (vi) covenants of Seller and its affiliates not to compete with the Company and its affiliates in certain lines of business for a period of five years following the Closing Date and (vii) covenants of Seller to offer the Company an option to purchase a third party Spanish-language channel if Seller has the right or opportunity to acquire or cause a third party to acquire such channel at specified prices.

The Acquisition Agreement also provides for a bilateral indemnification following the Closing by the Company, on the one hand, and Seller, on the other hand, with respect to the accuracy of certain representations and warranties, breaches of covenants and certain specified matters, which in each case are subject to specified limitations on the amount of indemnifiable damages and the survival period during which a claim may be made.

The Acquisition Agreement contains certain termination rights for each of Seller and the Company.  In addition, subject to certain limitations, either party may terminate the Acquisition Agreement if the Closing Date is not consummated by March 31, 2014.  The Company may terminate, in whole or in part, the non-technical services upon 90 days’ written notice to Seller.  Either party may terminate, in whole or in part, the technical services after the second anniversary of the Closing Date and the Company may terminate such services prior to the second anniversary of the Closing Date upon 120 days’ written notice to Seller if the Company or any of its affiliates acquires a business that performs similar services.

The Acquisition is expected to close in the first quarter of 2014. The Acquisition is subject to limited closing conditions specified in the Acquisition Agreement, including, without limitation, delivery of combined audited financial statements of the Business on a consolidated basis as at and for the fiscal years ended December 31, 2013.  The closing of the Acquisition is not subject to any financing condition. There can be no assurance as to when the closing conditions will be satisfied, if at all.

The Acquisition Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Acquisition Agreement were made only for purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Acquisition Agreement and may be intended not as statements of fact, but

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rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Acquisition Agreement, and may be subject to standards of materiality applicable to contracting parties that differ from what may be viewed as material by shareholders of, or other investors in, Hemisphere. Investors are not third-party beneficiaries under the Acquisition Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Hemisphere, Seller or any of their respective subsidiaries or affiliates. The assertions embodied in the representations and warranties of the Company are qualified by information contained in certain of Hemisphere’s public filings.  Information concerning the subject matter of such representations and warranties may change after the date of the Acquisition Agreement, which subsequent information may or may not be fully reflected in future public disclosures.

The foregoing description of the Acquisition Agreement is only a summary, does not purport to be complete and its qualified in its entirety by reference to the full text of the Acquisition Agreement which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Forward Looking Statements

This report may contain certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  The forward-looking statements contained in this report may include statements about the anticipated benefits of the Acquisition including the Company’s ability to consummate the transaction announced herein, the expected closing date for the Acquisition, the risk that the closing conditions to which the Acquisition is subject are not satisfied, the impact of the transaction on Hemisphere’s operations and financial performance and other information and statements that are not historical facts.  Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “expect,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements.  These statements are based on the current expectations of the management of Hemisphere and are subject to uncertainty and changes in circumstance and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements.  In addition, these statements are based on a number of assumptions that are subject to change.  Such risks, uncertainties and assumptions include: (1) risks relating to any unforeseen liabilities of Hemisphere and the Business, (2) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects, businesses and management strategies and the expansion and growth of the operations of Hemisphere; (3) Hemisphere’s ability to successfully integrate the Businesses and achieve anticipated synergies; (4) the risk that disruptions from the transaction will harm Hemisphere’s business; and (5) Hemisphere’s, plans, objectives, expectations and intentions generally.  Additionally, factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are discussed under the heading “Risk Factors” and “Forward-Looking Statements” in Hemisphere’s most recent registration statement on Form S-4 (File No. 333-186210) (the “Registration Statement”), post-effective amendment No. 1 on Form S-1 to the Registration Statement and Hemisphere’s Quarterly Reports on Form 10-Q, each filed with the Securities and Exchange Commission (“SEC”), as they may be updated in any future reports filed with the SEC. Forward-looking statements included herein are made as of the date hereof, and Hemisphere does not undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Item 7.01.  Regulation FD Disclosure

On January 23, 2014, Hemisphere issued a press release announcing the Company’s entry in the Acquisition Agreement.   A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information included in this Item 7.01, including Exhibit 99.1 attached hereto, is furnished solely pursuant to Item 7.01 of this Form 8-K. Consequently, it is not deemed filed for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Exchange Act or Securities Act of 1933 if such subsequent filing specifically references this Form 8-K.

Item 9.01.  Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit
2.1	Asset Purchase Agreement, dated as of January 22, 2014, by and among Hemisphere Media

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Holdings, LLC, Media World, LLC and the other parties named therein.

99.1	Press Release issued by Hemisphere Media Group, Inc. on January 23, 2014.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HEMISPHERE MEDIA GROUP, INC.

Date:	January 23, 2014	By:	/s/ ALEX J. TOLSTON
Name: Alex J. Tolston
Title: General Counsel and Corporate Secretary

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Asset Purchase Agreement, dated as of January 22, 2014, by and among Hemisphere Media Holdings, LLC, Media World, LLC and the other parties named therein.

99.1	Press Release issued by Hemisphere Media Group, Inc. on January 23, 2014.

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Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

MEDIA WORLD, LLC

AND

HEMISPHERE MEDIA HOLDINGS, LLC

Dated as of January 22, 2014

i

4.3	Absence of Conflicting Agreements	35
4.4	Litigation	36
4.5	No Broker	36
4.6	Sufficiency of Funds	36
4.7	Acknowledgment and Representations by Buyer	36

SECTION 5	COVENANTS AND AGREEMENTS	37
5.1	Pre-Closing Covenants of the Seller	37
5.2	Consents	39
5.3	Confidentiality; Press Releases	39
5.4	Antitrust Filings; Reasonable Best Efforts	41
5.5	Delivery of Required Information	42
5.6	Further Assurances	43
5.7	Non-Competition	43
5.8	Use of Brands	45
5.9	Collection of Accounts Receivable and Other Matters	46
5.10	La Familia Option	46
5.11	Employee Matters	47
5.12	FCC Matters	48

SECTION 6	CONDITIONS TO CLOSING	48
6.1	Conditions to Obligations of the Buyer	48
6.2	Conditions to Obligations of the Seller	50
6.3	Frustration of Closing Conditions	51

SECTION 7	CLOSING AND CLOSING DELIVERIES	51
7.1	Closing	51
7.2	Deliveries by the Seller	51
7.3	Deliveries by Buyer	52

SECTION 8	TERMINATION	52
8.1	Termination by Mutual Consent	52
8.2	Termination by Either the Buyer or the Seller	52
8.3	Termination by the Seller	53
8.4	Termination by the Buyer	53
8.5	Effect of Termination and Abandonment	53

SECTION 9	SURVIVAL AND INDEMNIFICATION	53
9.1	Survival	53
9.2	Indemnification by the Seller	54
9.3	Indemnification by the Buyer	55
9.4	Certain Limitations on Indemnification	55
9.5	Procedure for Indemnification	57
9.6	Exclusive Remedy	58
9.7	Adjustments to Purchase Price	58

SECTION 10	TAX MATTERS	59
10.1	Proration of Taxes	59
10.2	Transfer Taxes	59

SECTION 11	MISCELLANEOUS	59
11.1	Fees and Expenses	59
11.2	Damages	59
11.3	Notices	60
11.4	Benefit and Binding Effect	61
11.5	Governing Law	61
11.6	Venue	61
11.7	Waiver of Jury Trial	61
11.8	Entire Agreement; Amendments	62
11.9	Waiver of Compliance; Consents	62
11.10	Severability	62
11.11	Counterparts	62
11.12	No Third Party Beneficiaries	62
11.13	Specific Performance	62

EXHIBITS

EXHIBIT A	Technical Services Agreement*
EXHIBIT B	Non-Technical Services Agreement*
EXHIBIT C	Consulting Agreement*
EXHIBIT D	DTV Amendment*
EXHIBIT E	Sports Rights Agreement*
EXHIBIT F	Keep Well Agreement*
EXHIBIT G	Pasiones Unit Purchase Agreement*
EXHIBIT H	Honduran Soccer Amendment*
EXHIBIT I	Form of IP Assignment Agreements*
EXHIBIT J	Form of Assignment and Assumption Agreement*
EXHIBIT K	Form of Consent*

*                                   These exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Hemisphere Media Group, Inc. hereby undertakes to furnish copies of any of the exhibits upon request by the U.S. Securities and Exchange Commission.

COMPANY DISCLOSURE LETTER

Schedule 1.1(a)	Intellectual Property Assets
Schedule 2.1(a)	Digital Receiver Decoders
Schedule 2.1(b)	Assumed Contracts
Schedule 2.1(c)	Customer Lists
Schedule 2.1(e)	Intellectual Property Assets and the IP Licenses
Schedule 2.1(k)	Other Assets
Schedule 2.2(h)	Imagina Marks
Schedule 2.2(j)	Other Excluded Assets
Schedule 2.3(a)	Assumed Liabilities and Obligations
Schedule 2.6	Tax Allocation
Schedule 3.3	Consents
Schedule 3.5	Title to Assets
Schedule 3.6	Exclusive Dealing
Schedule 3.7(a)	Material Contracts
Schedule 3.7(b)	Performance Exceptions, Defaults and Enforceability Exceptions
Schedule 3.9(a)	Channel Operations
Schedule 3.9(b)	Content Licenses
Schedule 3.9(c)	Television Distributors
Schedule 3.10(a)	Financial Statements
Schedule 3.10(d)	Undisclosed Liabilities
Schedule 3.11	Tax Audits
Schedule 3.12(a)	Legal Actions
Schedule 3.12(b)	Orders
Schedule 3.13	Compliance with Legal Requirements
Schedule 3.14	Conduct of Business
Schedule 3.15	Material Adverse Effects
Schedule 3.17(a)	Intellectual Property
Schedule 3.17(b)	IP Licenses
Schedule 3.17(f)	Exceptions to Rights to Developed IP
Schedule 3.18	Audits
Schedule 3.19(a)	Significant Advertisement Firm
Schedule 3.19(b)	Top 10 Content Suppliers
Schedule 3.19(c)	Terminated Commercial Relationships
Schedule 3.20	Insurance
Schedule 3.21	Affiliate Transactions
Schedule 5.9(c)	Response Certificate
Schedule 6.1(c)	Required Consents
Schedule 6.1(o)	Required Closing Information

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of January 22, 2014 (this “Agreement”), by and among (i) Hemisphere Media Holdings, LLC, a Delaware limited liability company (the “Buyer”), (ii) Media World, LLC, a Florida limited liability company (the “Seller”), and (iii) Roger Huguet, Marta Turon and Imagina Contenidos Audiovisuales SLU, in each case, solely for purposes of Section 5.7 (the “Non-Compete Parties”).

RECITALS

A.                                    The Seller indirectly owns and operates Spanish-language television channels operated, produced and promoted by (i) Television Dominicana, LLC, a Florida limited liability company, which is a 24-hour channel dedicated to original content from the Dominican Republic (such channel, “TVD”); (ii) Pasiones TV, LLC, a Delaware limited liability company, which is a channel dedicated to telenovela programming operated in the United States and distributed in Latin America and Caribbean islands (such channel, “Pasiones”); and (iii) Centroamerica TV, LLC, a Florida limited liability company, which is a channel dedicated to original programming from El Salvador, Honduras, Guatemala, Nicaragua, Costa Rica and Panama (such channel, “CATV” and, together with TVD and Pasiones, the “Channels”) (collectively, the “Business”).

B.                                    The Seller wishes to sell, convey, assign and otherwise transfer (or caused to be sold, conveyed, assigned and otherwise transferred) to the Buyer, and the Buyer wishes to purchase and obtain the assignment from the Seller of, certain of the Seller’s assets used in the operation of the Business, together with certain obligations and liabilities relating thereto, on the terms and conditions set forth in this Agreement.

C.                                    As a condition and inducement to the Buyer entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, the Buyer and the Seller are entering into (i) a technical services agreement in the form attached as Exhibit A (as amended or modified from time to time in accordance with its terms, the “Technical Services Agreement”), with effectiveness as of the Closing, and (ii) a non-technical services agreement in the form attached as Exhibit B (as amended or modified from time to time in accordance with its terms, the “Non-Technical Services Agreement” and together with the Technical Services Agreement, the “Transition Services Agreements”), with effectiveness as of the Closing.

D.                                    As a condition and inducement to the Buyer entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, the Buyer and the Seller are entering into a consulting agreement in the form attached as Exhibit C (as amended or modified from time to time in accordance with its terms, the “Consulting Agreement”), with effectiveness as of the Closing.

E.                                     As a condition and inducement to the Buyer entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Pasiones TV, LLC and DIRECTV, Inc. have entered into an amendment agreement in the form attached as Exhibit D (as amended or modified from time to time in accordance with its terms, the “DTV Amendment”), with effectiveness as of the Closing.

F.                                      As a condition and inducement to the Buyer entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, the Buyer and the Seller are entering into a sports rights agreement in the form attached as Exhibit E (as amended or modified from time to time in accordance with its terms, the “Sports Rights Agreement”), with effectiveness as of the Closing.

G.                                    As a condition and inducement to the Buyer entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, US Imagina LLC and Seller have delivered a keep well agreement (the “Keep Well Agreement”), in the form attached as Exhibit F, in favor of the Buyer, with respect to the ongoing creditworthiness of the Seller.

H.                                   As a condition and inducement to the Buyer entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, DIRECTV Latin America, LLC and Seller have entered into a unit purchase agreement (the “Pasiones UPA”), in the form attached as Exhibit G, pursuant to which, at the Closing, DIRECTV Latin America, LLC will transfer to Seller all of its limited liability company interest in Pasiones TV, LLC.

NOW, THEREFORE, in consideration of the mutual promises made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and upon the terms and subject to the conditions set forth herein, the parties hereto hereby agree as follows:

SECTION 1  DEFINED TERMS

1.1                               Terms Defined in this Section.  The following terms shall have the following meanings in this Agreement:

“Accounts Payable” means all trade accounts payable and accrued expenses with respect to the Business reflected on the books and records of the Seller and the Channel Operators (excluding Taxes); except, for avoidance of doubt, Marketing Commitments and intercompany accounts payable (which intercompany accounts payable shall not include any amounts payable, pursuant to Section 2.4(b) of this Agreement, to DIRECTV Latin America, LLC solely as a result of its status as an equityholder of Pasiones TV, LLC).

“Accounts Receivable” means all rights of the Seller and its Affiliates to payment for goods or services provided in connection with the Business, including rights of the Seller and its Affiliates to payment pursuant to the Assumed Contracts.  For the avoidance of doubt, Accounts Receivable shall include amounts recorded as “Accrued income” on the balance sheet of the Channel Operators.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person.  For the avoidance of doubt, Pasiones TV, LLC shall be deemed an Affiliate of the Seller.

“Affiliation Agreement” means all the carriage, affiliation, distribution and similar agreements for the distribution, sub-distribution, carriage or other transmission of the Channels on a linear or non-linear basis, in any or all media now known or hereafter developed, to which the Seller or the Channel Operators is a party, including new, replacement or extension agreements, in each case, solely to the extent relating to the Business.

“Alternative Transaction” means (a) a direct or indirect sale or other disposition of any portion of the Business or the Assets to any one or more purchasers other than the Buyer or an Affiliate of the Buyer, (b) a direct or indirect sale or other disposition of any equity interest or other securities of the Channel Operators or any of the Channels to any one or more purchasers other than the Buyer or an Affiliate of the Buyer, or (c) a merger, consolidation or other business combination of the Channel Operators or any of the Channels involving any Person other than the Buyer or an Affiliate of the Buyer.

“Benefit Plan” means any pension, profit-sharing, savings, retirement, employment, collective bargaining, consulting, severance, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Seller or any of its Affiliates is the owner, the beneficiary or both), Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance or fringe benefit plan, program, policy, practice, agreement or arrangement, whether written or oral, formal or informal, including each “employee benefit plan” within the meaning of ERISA, Multiemployer Plan and other employee benefit plan, program, policy, practice, agreement or arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by the Transaction Documents).

“Books and Records” means all of the books and records (if any), in all formats (both tangible and intangible), used or maintained by or on behalf of the Seller primarily in connection with the Business, including (a) executed copies of all of the Assumed Contracts, (b) all technical information and data, maps, computer files, diagrams, blueprints and schematics, (c) all filings made with or records required to be kept by any Governmental Authority (including all backup information on which such filings are based), (d) all research and development reports, (e) all financial and accounting records, and (f) all creative, promotional, marketing or advertising materials.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are required or authorized by Legal Requirements to close.

“Caribbean” means (a) the countries of Bahamas, Barbados, Cuba, Dominica, Dominican Republic, Grenada, Guyana, Haiti, Jamaica, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and the Grenadines, Suriname, Trinidad and Tobago, and (b) the territories, commonwealths and constituent countries of Anguilla, Antigua and Barbuda, Aruba, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Curacao, French Guiana, Martinique, Montserrat, Puerto Rico, Saint-Martin, Sint Maarten, Turks and Caicos Islands and United States Virgin Islands.

“Central America” means the following countries and their respective territories, possessions and commonwealths, and any successor countries occupying in whole or in part the geographic territory thereof: El Salvador, Honduras, Guatemala, Nicaragua, Costa Rica and Panama.

“Channel Operators” means Television Dominicana, LLC, Pasiones TV, LLC and Centroamerica TV, LLC.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any subsequent legislative enactment thereof in effect from time to time.

“Collective Bargaining Agreement” means (a) any collective bargaining agreement of the Seller or any of its Affiliates or (b) any other agreements or understandings of the Seller or any of its Affiliates (including customs and past practices), in each case with any labor organization representing or purporting to represent all or any portion of the employees of the Seller or any of its Affiliates.

“Company Disclosure Letter” means the company disclosure letter, dated as of the date hereof, delivered by the Seller to the Buyer.

“Competition Laws” mean the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, Orders, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Consents” means all consents, permits, ratifications, authorizations or approvals of any Person necessary (a) to transfer any of the Assets to the Buyer or otherwise to consummate the transactions contemplated hereby, and (b) for the Buyer to assume any of the Assumed Contracts.

“Content Agreements” means, to the extent primarily used in connection with or otherwise related to the Business, any Contract (a) granting to the Seller and/or any of its Affiliates, including the Channel Operators, any rights to broadcast, record, exploit or otherwise use any event, series of events, programming or other content of any kind or nature, (b) granting to the Seller and/or any of its Affiliates, including the Channel Operators, any rights to the services of, or content developed or produced by, any talent, whether on-air or otherwise, (c) relating to the development, financing or production of any programming by the Seller and/or any of its Affiliates, including the Channel Operators, and (d) whereby the Seller and/or any of its Affiliates, including the Channel Operators, grants to any third party the right to distribute, broadcast, exploit or otherwise use any such programming (other than Affiliation Agreements).

“Contracts” means all contracts, commitments, leases, purchase orders or other agreements, including IP Licenses, to which the Seller and/or any of its Affiliates, including the Channel Operators is or are parties that are used in connection with or otherwise related to the Business, whether written or oral.

“Control” or “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) means, with respect to a Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of securities or as trustee or executor, by Contract or otherwise.

“Customer Lists” means all lists, documents, records, written information, computer files and other computer readable media in the Seller’s or its Affiliates’, including the Channel Operators, possession primarily in connection with or otherwise primarily related to the Business, concerning Television Distributors, advertisers and content suppliers.

“Debt” means, with respect to any Person, all obligations of such Person, without duplication (a) for borrowed money, (b) evidenced by letters of credit and bankers’ acceptances (only to the extent drawn, called or matured), notes, bonds, debentures or similar instruments, but in no event including operating leases, (c) in respect of leases which have been or should be, in accordance with GAAP, recorded as capital leases, (d) in respect of purchase money obligations for the acquisition of equipment and fixed assets, but in no event including Ordinary Course trade payables (e) all interest rate and currency swaps, caps, collars and similar agreements or hedging services under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (f) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the Seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (g)

secured by any Lien (other than a Permitted Lien) on any property or asset owned or held by such Person regardless of whether the obligations secured thereby shall have been assumed by that Person, or are non-recourse to the credit of that Person, (h) owed to any Affiliate of such Person and (i) any obligation, contingent or otherwise, to guarantee any payment obligation of any other Person; in each case, excluding Accounts Payable.

“Distribute” means to exhibit, distribute, transmit, broadcast, reproduce, advertise, promote and/or otherwise exploit.

“Effective Time” means 11:59 p.m., New York City time, on the Closing Date.

“Electronic Sell Through” means the right to Distribute any programs or other content by any and all means, methods, and/or manners now known or hereafter devised (including broadcast, cable, wire, satellite, wireless, Internet, IPTV, virtual private networks, closed systems, etc.) by which a consumer is authorized to receive, retain and/or have access to a permanent copy of any programs or any other content for viewing on any and all audiovisual devices, whether or not a fee is charged.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder, as in effect from time to time.

ERISA Affiliate” means any Affiliate of the Seller and any other entity that, together with the Seller, would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code.

“ERISA Affiliate Liability” means any actual or contingent Liability of the Seller or any of its ERISA Affiliates under or in respect of any employee benefit plan pursuant to any statute or regulation that imposes Liability on a “controlled group” or similar basis (as used in Code Sections 52 and 414 or the Coal Industry Retiree Health Benefit Act of 1992, as amended (the “Coal Act”)) as a result of being an ERISA Affiliate, an affiliate under Section 52 of the Code or the Coal Act, or successor prior to the Closing Date with respect to any other Person.

“Estimated Marketing Commitments” means the estimated Marketing Commitments that remain outstanding at the Effective Time as set forth on the Closing Date Certificate.

“Estimated Outstanding Accounts Payable” means the estimated Accounts Payable that remain outstanding at the Effective Time as set forth on the Closing Date Certificate, prepared in a manner consistent with the Sellers’ books and records.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“FCC” means the Federal Communications Commission.

“Final Purchase Price” means the sum of (i) One Hundred Two Million One Hundred Eighty Thousand United States dollars ($102,180,000), minus (ii) the amount of Accounts Payable as finally determined pursuant to Section 2.5(c), minus (iii) the amount of Marketing Commitments as finally determined pursuant to Section 2.5(c).

“Free TV” means the right to Distribute any programs or other content as part of a regularly scheduled program service by any and all means, methods, and/or manners now known or hereafter devised (including broadcast, cable, wire, satellite, wireless, Internet, IPTV, virtual private networks, closed systems, etc.) for viewing on any and all audiovisual devices (including televisions, computers, handheld (including mobile) devices, etc.) now known or hereafter devised, and no charge is made for viewing programs or other content (other than any compulsory fees charged by a government or government agency on those who use television sets or for receiving the program service via satellite or cable).  For purposes of clarification, Free TV includes (i) simulcast rights (i.e., the right to simultaneously transmit any programs or other content over the Internet); and (ii) “on demand” rights (i.e., the right to make available any programs or other content to authorized subscribers for on demand viewing).

“GAAP” means generally accepted accounting principles in the United States as set forth in pronouncements of the Financial Accounting Standards Board (and its predecessors) and the American Institute of Certified Public Accountants and, unless otherwise specified, as in effect on the date hereof or, with respect to any financial statements, the date such financial statements were prepared.

“Governmental Authority” means (a) any United States federal, state or local or foreign government (or political subdivision thereof), (b) any agency or instrumentality of any such government (or political subdivision thereof), (c) any non-governmental regulatory or administrative authority, body or other organization (to the extent that the rules, regulations, standards, requirements, procedures and Orders of such authority, body or other organization have the force of law), and (d) any United States federal, state or local or foreign court, tribunal, arbitrator or arbitration panel.

“Honduran Soccer Amendment” means the amendment and restatement to the agreement, dated October 2, 2011, by and between the Seller and Centroamerica TV, LLC concerning the liga nacional de fútbol de Honduras, entered into concurrently with the execution and delivery of this Agreement by the Seller and Centroamerica TV, LLC, with effectiveness as of the Closing, in the form attached as Exhibit H.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means all right, title and interest in or relating to intellectual property protected, created or arising under any Legal Requirements, in any jurisdiction, including:  (i) all patents and applications therefor, including all continuations, divisionals, revisions, extensions, reexaminations, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof; (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles, logos and other source or business identifiers, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (and any embodiments thereof, e.g., graphics files or logo designs) (“Trademarks”); (iii) all Internet addresses and domain names; (iv) all copyrights and all mask works, databases, original works of authorship, design rights and programming, web site and other content of any kind or nature, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof and any moral rights, and rights equivalent thereto, including the rights of attribution, assignation and integrity; (iv) all trade secrets, confidential business information and other proprietary information, designs, research or development information, processes, procedures, techniques, data, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, technical data and databases, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright or trade secret protection) (“Trade Secrets”); (v) intellectual property and similar intangible proprietary rights in Software; and (vi) other similar intellectual property or intangible proprietary rights to the foregoing (in whatever form or medium).

“Intellectual Property Assets” means: (a) all Intellectual Property primarily used or held for use in the operation of the Business in the manner and to the extent currently conducted by the Seller or any of its Affiliates, including the Channel Operators; and (b) all rights to sue at law or in equity for any infringement or other impairment of any such Intellectual Property described in clause (a), including the right to collect damages and proceeds therefrom, and including the Intellectual Property set forth on Schedule 1.1(a) of the Company Disclosure Letter, but excluding any Excluded Assets.

“IP Assignment Agreements” means the intellectual property assignment agreements to be executed by the parties thereto on the Closing Date in the form of Exhibit I.

“Knowledge” means, with respect to the Seller, the actual knowledge, after reasonable due inquiry, of Roger Huguet, Marta Turon, Robert Cardenas, Ken Tolle, and Francisco Gimenez.

“La Familia Agreement” means the Services and Purchase Option Agreement, dated as of November 5, 2012, by and between The Inspirational Network, Inc. (“TIN”) and the Seller.

“Labor Laws” means any Legal Requirements relating to employment, employment standards and practices, employment of minors, employment discrimination,

immigration, workplace health and safety, collective bargaining, labor relations, wages, hours, family and medical and other leave of absence workplace insurance or pay equity.

“Latin America” means all of Central America, South America, and the Caribbean, including the following countries and their respective territories, possessions and commonwealths, and any successor countries occupying in whole or in part the geographic territory thereof: Anguilla, Antigua, Antilles, Argentina, Aruba, Bahamas, Barbados, Belize, Bermuda, Bolivia, Bonaire, Brazil, British Virgin Islands, Cayman Islands, Chile, Colombia, Costa Rica, Cuba, Curacao, Dominica, Dominican Republic, El Salvador, Ecuador, French Guiana, Granada, Guatemala, Guadalupe, Haiti, Honduras, Isla de Maiz, Jamaica, Leeward Islands, Martinique, Mexico, Montserrat, Nicaragua, Panama, Paraguay, Peru, Providencia Island, Saba, San Andrés Island, St. Christopher, St. Eustatius, St. Kitts and Nevis, St. Lucia, St. Maarten, St. Vincent & Grenadines, Trinidad & Tobago, Tortola, Turks & Caicos, Surinam, Uruguay, Venezuela, Virgin Gorda and Windward Islands.

“Liability” means any liability, debt, obligation, loss, damage, claim, cost or expense (including costs of investigation and defense and attorney’s fees, costs and expenses), in each case, whether direct or indirect, whether absolute or contingent, whether known or unknown, whether asserted or unasserted, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due.

“Legal Actions” means all legal actions, suits, litigations, condemnation actions, eminent domain actions, claims, demands, charges, complaints, investigations, grievances, arbitrations, indictments, grand jury subpoenas, other legal, administrative or similar proceedings initiated by any Person or Governmental Authority.

“Legal Requirements” means applicable common law and any applicable law, international treaty, statute, ordinance, zoning ordinance or variance, subdivision ordinance, rule, regulation, code, executive order, standard, official norm, criteria, guideline, requirement or procedure enacted, adopted, promulgated or applied by any Governmental Authority, including any applicable Order.

“Licenses” means all licenses, registrations, franchises, qualifications, permits and authorizations issued by any Governmental Authority, and all pending applications therefor or renewals thereof, used in connection with or otherwise related to the Business; excluding, for avoidance of doubt, Intellectual Property.

“Liens” means any liens, pledges, mortgages, security interests, claims, leases, licenses, charges, options, easements, servitudes, transfer restrictions, encumbrances or other restrictions or limitations of any nature whatsoever; excluding, licenses to Intellectual Property.

“Loss” means any loss, damage, liability, claim, penalty, fine, judgment, award, cost or settlement payment, fee (including reasonable investigation fees), expense (including reasonable fees, costs and expenses of attorneys, accountants and other outside consultants) or disbursement.

“Material Adverse Effect” means any event, circumstance, fact, change, development or effect that would reasonably be expected to (a) be materially adverse to the operations, assets, financial condition, or results of operations of the Business (taken as a whole) or (b) adversely affect the ability of the Seller to consummate the transactions contemplated hereby; provided, however, that any event, circumstance, fact, change, development or effect arising from or related to any of the following shall not be taken into account in determining whether a “Material Adverse Effect” has occurred (unless, with respect to any matter described in the following clauses (i), (ii) and (iii), such matter has a disproportionate effect on the Business relative to other comparable businesses operating in the industry in which the Channel Operators operate): (i) conditions affecting the United States economy generally, (ii) financial, banking or securities markets, (iii) changes in any Legal Requirements, (iv) the public announcement of the transactions contemplated by this Agreement, or (v) the taking of any action required by this Agreement (other than Sections 5.1(b)(viii) and 5.2(b)) or the Transaction Documents.

“Multiemployer Plan” means a plan as defined in Section 3(37) of ERISA or Section 4001(a)(3) of ERISA.

“Orders” means any orders, judgments, injunctions, awards, stipulations, permits, authorizations, policies, pronouncements, opinions, agency requirements, administrative resolutions, decrees or writs handed down, issued, adopted or imposed by any Governmental Authority.

“Ordinary Course” or “ordinary course” means in the ordinary course of business consistent with the past practices of the Seller and its Affiliates primarily relating to the Business.

“Pasiones Transaction” means the transactions contemplated in the Pasiones UPA, pursuant to which DIRECTV Latin America, LLC will transfer to Seller all of its limited liability company interest in Pasiones TV, LLC.

“Pay TV” means the right to Distribute any programs or other content (available as part of the program service and/or on an “on demand” basis) by any and all means, methods, and/or manners now known or hereafter devised (including broadcast, cable, wire, satellite, wireless, Internet, IPTV, virtual private networks, closed systems, etc.) for viewing on any and all audiovisual devices (including televisions, computers, handheld (including mobile) devices, etc.), whether now known or hereafter devised, and which program service is available for purchase alone or in a package with other program services for which a consumer is required to pay a fee to receive such service(s) or a package of services on a periodic basis, and shall include basic subscription television, premium subscription television, previews, etc.

“Permitted Lien” means (a) Liens for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings; and (b) with respect to leased or licensed personal property, the terms and conditions of the lease or license applicable thereto.

“Person” means any individual, corporation, company, partnership, firm, joint venture, association, limited liability company, limited liability partnership, joint-stock company, trust, unincorporated organization, Governmental Authority, or other entity.

“Personal Data” means data comprised of confidential customer information or a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or biometric identifiers or any other piece of information that, alone or in combination with other information held by the Seller, allows the identification of or contact with a natural person or can be used to identify a natural person, in each case, primarily related to the Business.

“Personal Property” means all of the equipment, tools, leasehold improvements, plant, inventory, spare parts, supplies and other tangible personal property that are, as of the date hereof, owned or leased by the Seller primarily for use in connection with the Business, plus such additions thereto and less such deletions therefrom arising between the date hereof and the Closing Date in accordance with Section 5.1 hereof, in each case, primarily related to the Business.

“Prepaid Expenses” means all credits, prepaid expenses, deferred charges, advance payments, security deposits, and prepaid items arising primarily in connection with the operation or conduct of the Business, in each case which are prepaid by the Seller or the Channel Operators, on or prior to the Closing Date and that correspond to a period after the Closing Date.  For the avoidance of doubt, Prepaid Expenses shall include amounts recorded as “Prepaid expenses and other current assets” on the balance sheet of the Channel Operators.

“Purchase Price Deficit” means the amount by which the Final Purchase Price is less than the Purchase Price paid by the Buyer pursuant to Section 2.4(b).

“Purchase Price Surplus” means the amount by which the Final Purchase Price exceeds the Purchase Price paid by the Buyer pursuant to Section 2.4(b).

“Qualified Representations” means the representations and warranties set forth in Sections 3.7(a), 3.7(b)(i)(B), 3.7(b)(iii), 3.7(b)(iv), 3.7(c)(iii), 3.7(c)(iv), 3.10(b), 3.10(c) and 3.15.

“Retained Employee Liabilities” means each of the following, prior to, on or after the Closing Date:

(a)                                 the Seller’s or any of its Affiliates’ obligations to contribute to, make payments with respect to or provide benefits under any Seller Benefit Plan, including any arrangement that provides severance-type, stay pay or change-in-control payments or benefits;

(b)                                 any obligation to provide continuation coverage pursuant to COBRA under any Benefit Plan that is a “group health plan” (as defined in Section 5000(b)(1) of the Code) to the Seller Employees and/or their qualified beneficiaries with respect to a COBRA qualifying event;

(c)                                  any and all Liabilities arising out of, relating to or resulting from any Legal Action with respect to any current or former Seller Employee relating to his/her employment or services, or termination of employment or services, with any of the Seller or any of its Affiliates;

(d)                                 any and all Liabilities arising out of, relating to, or resulting from any defined benefit pension plans, defined contribution plans, post-employment health, welfare or death benefits (and associated Liabilities), any ERISA Affiliate Liability or any non-qualified deferred compensation plans; and

(e)                                  any and all other Liabilities arising out of, relating to or resulting from any current, former or prospective Seller Employees with respect to their employment or termination of employment with the Seller and its Affiliates, including:  (i) payments or entitlements that the Seller or any of its Affiliates may owe or have promised to pay to any current, former or prospective Seller Employee, including wages, other remuneration, holiday, bonus, vacation, severance pay (statutory or otherwise), commission, insurance premiums, (ii) any and all Liabilities relating to any employment agreement or Contract, any current, former or negotiated Collective Bargaining Agreement, or the employment practices of Seller or any of its Affiliates, (iii) any Liabilities under the WARN Act relating to actions, inactions or practices of the Seller or any of its Affiliates, (iv) any and all Liabilities relating to workers’ compensation claims and occupational health claims against the Seller or any of its Affiliates for accidents or injuries, and (v) any and all Liabilities under any Labor Laws relating to actions, inactions or practices of the Seller or any of its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

“Seller Benefit Plan” means any Benefit Plan (a) under which any current or former Seller Employee has any present or future right to benefits; or (b) with respect to which the Seller or any of its ERISA Affiliates has, or may in the future have, any Liability, provided, that Seller Benefit Plan shall not include the Consulting Agreement or the Transition Services Agreements.

“Seller Employee” means any director, officer, employee, consultant or other independent contractor of the Seller or any of its Affiliates.

“Software” means, to the extent protectable anywhere in the world under applicable Legal Requirements, computer software, firmware, microcode, embedded application or similar program, including all source code, object code, specifications, databases and documentation related thereto.

“Straddle Period” means any taxable period that begins before and ends after the Closing Date.

“Subscription Video On Demand” means the right to Distribute any programs or other content by any and all means, methods, and/or manners now known or hereafter devised (including broadcast, cable, wire, satellite, wireless, Internet, IPTV, virtual private networks, closed systems, etc.) for viewing on any and all audiovisual devices (including televisions, computers, handheld (including mobile) devices, etc.) whether now known or hereafter devised, at a variable time that the consumer selects, and where a subscription fee is charged (including Hulu Plus, Netflix and/or similar services now known or hereafter devised).

“Taxes” means (a) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including taxes imposed on, or measured by, income, franchise, profits or gross receipts, net worth, ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, and (b) any contractual or transferee liability in respect of any items described in clause (a) above.

“Tax Return” means any return, report, statement, exhibit, attachment or other similar information required to be supplied to or filed with a Governmental Authority with respect to Taxes.

“Television Distributor” means any Person with whom the Seller or its Affiliates has entered into an Affiliation Agreement or whom the Seller has otherwise permitted to distribute, sub-distribute, carry or otherwise transmit the Channels on a linear or non-linear basis, in any or all media now known or hereafter developed, to which the Seller or any of its Affiliates, including the Channel Operators, is a party, including new, replacement or extension agreements, in each case, solely to the extent relating to the Business.

“Transaction Documents” means this Agreement, the Transition Services Agreements, the IP Assignment Agreements, the Assignment and Assumption Agreement, the DTV Amendment, the Sports Rights Agreement, the Keep Well Agreement, the Consulting Agreement and the Honduran Soccer Amendment.

“Treasury Regulations” means the regulations promulgated under the Code.

“Videogram” means the right to Distribute any programs or other content by any and all video devices now known or hereafter devised, including any and all forms, formats and sizes of videocassette, cartridge, phonogram, tape, video disc, laser disc, 8mm recording, DVD (including standard, down-res and high definition (e.g., Blu Ray and HD DVD)), DVD-ROM, Internet access-ready DVD, CD-I and CD-ROM, Video Compact Disc, UMD or other game console or game device medium, memory stick, memory card, any and all forms of embedding, computer hard drive or microprocessor, together with any other form or format of audio-visual recording or storage medium, now known or hereafter devised.

“Video On Demand” means the right to Distribute any programs or other content by any and all means, methods, and/or manners now known or hereafter devised (including broadcast, cable, wire, satellite, wireless, Internet, IPTV, virtual private networks, closed systems, etc.) for viewing on any and all audiovisual devices (including televisions, computers, handheld (including mobile) devices, etc.) whether now known or hereafter devised, at a variable time that the consumer selects, and whether or not a fee is charged (including any service that charges a transactional fee such as currently charged by CinemaNow, iTunes, Amazon Instant Video and/or similar services now known or hereafter devised, any service that charges a subscription fee for “Subscription Video On Demand” (as defined above) such as currently charged by Hulu Plus, Netflix, and/or similar services now known or hereafter devised, and/or any free and/or advertising financed services such as Crackle, Youtube, Hulu and/or similar services now known or hereafter devised).

“WARN Act” means the Worker Adjustment and Retraining Notification Act (29 USC § 2101 et seq.) and any similar foreign, state or local Law.

1.2                               Interpretation.  Unless otherwise indicated to the contrary in this Agreement by the context or use thereof:

(a)                                       the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof;

(b)                                       words importing the masculine gender shall also include the feminine and neutral genders, and vice versa;

(c)                                        words importing the singular shall also include the plural, and vice versa;

(d)                                       reference to any Person includes such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (d) is intended to authorize any assignment or transfer not otherwise expressly permitted by this Agreement;

(e)                                        reference to a Person in a particular capacity or capacities excludes such Person in any other capacity;

(f)                                         reference to any Contract means such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof;

(g)                                        all references to Sections shall be deemed to be references to the Sections of this Agreement;

(h)                                       all references to Exhibits shall be deemed to be references to the Exhibits attached hereto which are made a part hereof and incorporated herein by reference;

(i)                                           with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding;”

(j)                                          reference to any Legal Requirements or any License means such Legal Requirements or License as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time on or prior to the Closing Date;

(k)                                       references to sections of any Legal Requirements shall be construed to also refer to any successor sections thereto in effect on or prior to the Closing Date;

(l)                                           accounting terms used but not defined herein shall be construed in accordance with GAAP or where different as consistently applied by the Seller in its Financial Statements and noted in such statements;

(m)                                   where any provision of this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person;

(n)                                       references to any financial statement includes the notes thereto; and

(o)                                       whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

1.3                               Terms Defined Elsewhere in this Agreement.  The following is a list of additional terms used in this Agreement and a reference to the Section hereof in which such term is defined:

Term	Section
Agreement	Preamble
Allocation Schedule	2.6(b)
Assets	2.1
Assignment and Assumption Agreement	7.2(a)
Assumed Contracts	2.1(b)
Assumed Liabilities	2.3(a)
Basket	9.4
Brands	5.8
Business	Recitals
Buyer	Preamble
Buyer Fundamental Representations	9.1
Buyer Indemnified Parties	9.2
Cap	9.4
CATV	Recitals
Channels	Recitals
Claimant	9.5(a)
Closing	7.1
Closing Date	7.1
Closing Date Certificate	2.5(a)
Competing Business	5.7(a)
Confidentiality Agreement	5.3(a)
Consulting Agreement	Recitals
Disputing Party	2.5(c)
DTV Amendment	Recitals
Enforceability Exceptions	3.2
Exchange Act Information	5.5
Excluded Assets	2.2
Financial Statements	3.10(a)
Form 8-K Information	5.5
Imagina Marks	2.2(h)
Inbound License Agreements	3.17(b)
Indemnifier	9.5(a)
Independent Accounting Firm	2.5(c)
IP Licenses	3.17(b)
Keep Well Agreement	Recitals
Licensed Intellectual Property	3.17(a)
Marketing Commitments	5.1(b)(viii)
Material Contracts	3.7(a)
Non-Compete Parties	Preamble
Non-Technical Services Agreement	Recitals
Nonassignable Asset	5.2(a)
Objections Notice	2.6(b)
Outbound License Agreements	3.17(b)
Owned Intellectual Property	3.17(a)
Pasiones	Recitals

Term	Section
Pasiones UPA	Recitals
PCAOB	5.5
Post-Closing Collection Amounts	5.9(b)
Post-Closing Statement	2.5(b)
Purchase Price	2.4(a)
Required Consents	6.1(c)
Residual Assets	5.6
Response Period	2.6(b)
Retained Liabilities	2.3
Restricted Party	5.7(a)
Restricted Sports Programming	5.7(b)
Restrictive Covenants	5.7(d)
Required Closing Information	5.5
Seller	Preamble
Seller Fundamental Representations	9.1
Seller Indemnified Parties	9.3
Significant Advertisement Firm	3.19
Significant Supplier	3.19
Sports Rights Agreement	Recitals
Tax Representations	9.1
Technical Services Agreement	Recitals
Termination Date	8.2(b)
Third Party Claim	9.5(b)
TIN	1.1
Transition Services Agreements	Recitals
TVD	Recitals

SECTION 2  SALE AND PURCHASE OF ASSETS

2.1                               Agreement to Sell and Buy.  Subject to the terms and conditions set forth in this Agreement, the Seller hereby agrees to sell, convey, assign and otherwise transfer (or cause to be sold, conveyed, assigned and otherwise transferred) to the Buyer at the Closing, and the Buyer agrees to purchase from the Seller or its Affiliate, including the Channel Operators, free and clear of all Liens (other than Permitted Liens of the type described in clause (b) of the definition of Permitted Liens), all of the Seller’s and its Affiliates’ right, title and interest in and to all of the following property and assets, whether or not reflected on the books and records of the Seller and its Affiliates and wherever located, used in connection with the Business, other than the Excluded Assets (collectively, the “Assets”):

(a)         the list of Integrated Receiver Decoders (IRDs), including serial numbers (if available) and locations, set forth on Schedule 2.1(a) of the Company Disclosure Letter;

(b)         all Affiliation Agreements and all Content Agreements, in each case, set forth on Schedule 2.1(b) of the Company Disclosure Letter, and all other

Contracts set forth on Schedule 2.1(b) of the Company Disclosure Letter (the “Assumed Contracts”);

(c)          the Customer Lists set forth on Schedule 2.1(c) of the Company Disclosure Letter;

(d)         the Prepaid Expenses;

(e)          the Intellectual Property Assets and the IP Licenses, including those set forth on Schedule 2.1(e) of the Company Disclosure Letter;

(f)           the Books and Records, except as specifically provided by Section 2.2(e);

(g)          all of the Seller’s goodwill primarily associated with the Business;

(h)         all “claims-made” insurance benefits of the Seller or any of its Affiliates existing on the date hereof, and rights to make future claims and collect proceeds therefrom, in each case, to the extent primarily arising from or primarily relating to the conduct of the Business, the Assets or the Assumed Liabilities;

(i)             all rights under all warranties, representations, and guarantees made by suppliers, distributors and contractors primarily associated with the Business;

(j)            any claims or causes of action of the Seller or any of its Affiliates against any third party primarily relating to the Business or the Assets, whether choate or inchoate, known or unknown, contingent or non-contingent; and

(k)         all other Assets listed on Schedule 2.1(k) of the Company Disclosure Letter.

2.2                               Excluded Assets.  Notwithstanding Section 2.1 of the Company Disclosure Letter, the Assets shall exclude the following property and assets (the “Excluded Assets”):

(a)         the Accounts Receivable outstanding as of the Effective Time;

(b)         all equity interests in the Seller and its Affiliates;

(c)          all rights and interests of the Seller under this Agreement and the other Transaction Documents;

(d)         any cash or cash equivalents (including bank accounts) owned or held by the Seller or any of its Affiliates;

(e)          any Books and Records (i) which the Seller or its Affiliates are required by applicable Legal Requirements to retain; (ii) exclusively related to Taxes paid or payable by Seller or any of its Affiliates; or (iii) which relate to the process of the sale of the Business and are not otherwise used in connection with or otherwise related to the Business; provided, however, that from time to time upon the prior request of the Buyer, the Seller shall provide the Buyer with access to such books and records to the extent (x) reasonably required by the Buyer, (y) such access would not result in a waiver or breach of any attorney/client privilege, and (z) such access would not reasonably be expected to result in violation of applicable law;

(f)           any claims, rights and interest in and to any refunds or credits of Taxes for taxable periods ending on or prior to the Closing Date and all beneficial interests in any portion of a refund or credit for a Straddle Period that is allocable to the portion of such Straddle Period ending on or before the Closing Date;

(g)          any assets, properties and rights used for the purpose of providing the services and licenses contemplated by the Transition Services Agreements, the Consulting Agreement and the Sports Rights Agreement;

(h)         any asset of the Seller or its Affiliates that is (x) not used primarily in the Business, including (i) certificates of incorporation or organizational documents, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, stock certificates and other documents relating to the organization, maintenance and existence of Seller and its Affiliates; (ii) records related to Taxes paid or payable by Seller and its Affiliates; (iii) any real property interests; (iv) Software, and (v) the marks “Imagina” and “Media World” and any other marks set forth on Schedule 2.2(h) of the Company Disclosure Letter, and any name, trademark, service mark, trade name, logo, trade dress, internet domain name or other indicia of origin or other Trademark containing or comprising the foregoing, or any related derivatives, abbreviations, translations, acronyms or other formatives based on such marks, whether alone or in combination with any other words, phrases, or designs, in each case, confusingly similar thereto, and all registrations, applications and renewals thereof and all rights and goodwill associated therewith (collectively, the “Imagina Marks”);

(i)             except to the extent provided in Section 2.1(h), all insurance policies and binders and all claims, refunds and credits from insurance policies or binders due or to become due with respect to such policies or binders; and

(j)            any other assets specifically identified on Schedule 2.2(j) of the Company Disclosure Letter.

2.3                               Assumption of Liabilities and Obligations.

(a)         As of the Closing, the Buyer shall assume the following (and only the following) obligations and liabilities of the Seller (collectively, the “Assumed Liabilities”):

(i)                                     all Liabilities of the Seller and its Affiliates under the Affiliation Agreements listed on Schedule 2.1(b) of the Company Disclosure Letter, in each case, regardless of whether arising or related to the period of time after or prior to the Effective Time; including, for avoidance of doubt, those arising out of a breach of contract, breach of warranty, fraud, tort, infringement, whether based on negligence, strict liability or otherwise;

(ii)                                  all Liabilities of the Seller and its Affiliates under the Assumed Contracts, in each case to the extent arising after, and related to the period of time after, the Effective Time;

(iii)                               Liabilities that relate to the Buyer’s ownership of the Assets or conduct of the Business, in each case, after the Effective Time;

(iv)                              all Accounts Payable outstanding as of the Effective Time; and

(v)                                 such other obligations or liabilities specifically identified on Schedule 2.3(a) of the Company Disclosure Letter.

(b)         Except as set forth in Section 2.3(a) above, the Assumed Liabilities shall not include (and the Seller or its respective Affiliates shall retain):

(i)                                     any Liability related to or arising out of any of the Excluded Assets;

(ii)                                  any Liability related to or arising out of any Asset to the extent such Liability relates to or arises out of the time period prior to the Effective Time;

(iii)                               any Liability related to or arising out of Legal Actions pending as of the Closing Date against the Seller, any of its Affiliates or otherwise relating to the Business;

(iv)                              any Liability (including any future Legal Actions) related to or arising out of the conduct of the Business or ownership of the Assets prior to the Effective Time;

(v)                                 any Liability of the Seller or any of its Affiliates or otherwise of the Business owed to the Seller or any of its Affiliates (except with respect to Liabilities under the Transaction Documents) or to any of its or their members, directors, managers, officers or employees;

(vi)                              any Liability under any Assumed Contract (other than the Affiliation Agreements listed on Schedule 2.1(b) of the Company Disclosure Letter) that arises after the Effective Time but that arises out of or relates to any breach thereof prior to the Effective Time;

(vii)                           all Retained Employee Liabilities;

(viii)                        any fees and expenses incurred by or on behalf of the Seller or any of its Affiliates in connection with or related to the transactions contemplated hereunder, including the fees and expenses of investment bankers, lawyers, accountants (including, with respect to the preparation of the Financial Statements) and other professional advisors;

(ix)                              any Liability of the Seller or any of its Affiliates arising out of or in connection with the negotiation and preparation of this Agreement and the other Transaction Documents or the Seller’s or its Affiliates’ consummation and performance of the transactions contemplated by this Agreement and the other Transaction Documents;

(x)                                 any Debt of the Seller or any of its Affiliates;

(xi)                              any Liability related to or arising out of any agreement or understanding between or among the Seller and any of its Affiliates;

(xii)                           any Liability related to or arising out of the Seller’s or its Affiliates’ failure to obtain any License necessary for the conduct of the Business at any time prior to the Closing;

(xiii)                        any Liability of any kind or nature for Taxes of the Seller and, with respect to the Assets, for any period ending on or before the Closing Date (including any obligation or liability pursuant to any tax sharing agreement, tax indemnification or similar arrangement) and any Taxes payable by the Seller in connection with the transactions contemplated hereby; and

(xiv)                       any Liability that is not expressly assumed by the Buyer under Section 2.3(a) of this Agreement (in each case other than any Taxes that are the responsibility of Buyer pursuant to Section 10).

All Liabilities of the Seller and its Affiliates other than the Assumed Liabilities (collectively, the “Retained Liabilities”) shall remain and be the Liabilities solely of the Seller and/or its applicable Affiliate.  The Seller shall, or shall cause its Affiliates to, discharge and satisfy, and pay when due, all Retained Liabilities.

2.4                               Purchase Price.

(a)         Subject to adjustments pursuant to Section 2.5, the purchase price for the Assets (the “Purchase Price”) shall be an amount equal to the sum of (i) One Hundred Two Million One Hundred Eighty Thousand United States dollars ($102,180,000), minus (ii) the amount of Estimated Outstanding Accounts Payable, minus (iii) the amount of Estimated Marketing Commitments.

(b)         At the Closing, the Buyer shall pay or cause to be paid to or for the account of the Seller an amount equal to the Purchase Price, by wire transfer of immediately available funds pursuant to wire instructions which shall be delivered by the Seller to the Buyer no later than three (3) Business Days prior to the Closing Date; provided, that the Buyer, at the direction of the Seller, shall pay $13,333,334 of the Purchase Price to DIRECTV Latin America, LLC pursuant to the terms of the Pasiones UPA.  The parties agree that the Purchase Price shall be paid at the Closing to the Seller for and in consideration of Seller’s transfer and assignment of the Assets to the Buyer hereunder and shall be reported by all parties for all Tax purposes in a manner consistent with this provision. In addition to the foregoing payment, as consideration for the grant, sale, assignment, transfer and delivery of the Assets, Buyer shall assume the Assumed Liabilities.

2.5                               Purchase Price Adjustments.

(a)         Not less than five (5) days prior to the Closing Date, Seller shall deliver to Buyer a statement (the “Closing Date Certificate”), which sets forth Seller’s reasonable, good faith estimate of the Estimated Outstanding Accounts Payable and the Estimated Marketing Commitments, including a reasonably detailed supporting calculation thereof.  The Closing Date Certificate shall be based upon the books and records of Seller and shall be prepared in accordance with the accounting principles, methods and practices utilized in preparing the audited Financial Statements, applied on a consistent basis.  The Seller shall consult with the Buyer in the preparation of such Closing Date Certificate, shall provide the Buyer with a draft thereof (together with any supporting work papers) prior to the Closing Date and shall take into account the reasonable comments of the Buyer prior to preparing the final Closing Date Certificate to be delivered pursuant to this Section 2.5(a).

(b)         Within 60 days after the Closing Date, the Buyer shall in good faith prepare and deliver to the Seller a statement of the Accounts Payable and the Marketing Commitments outstanding as of the Effective Time (the “Post-Closing Statement”), including a reasonably detailed supporting calculation thereof.  The Post-Closing Statement shall (a) be based upon the books and records of the Seller, (b) shall be prepared in accordance with the accounting principles, methods and practices utilized in preparing the audited Financial Statements, applied on a consistent basis, and (c) shall not include amounts for Marketing Commitments that were not included in the Estimated Marketing Commitments and to the extent the applicable marketing department of the distributor provided evidence, prior to the Closing, of the satisfaction of such Marketing Commitment pursuant to Section 5.1(b)(viii).

(c)          The Post-Closing Statement shall be final and binding on the parties unless the Seller, within 45 days following the delivery of the Post-Closing Statement, delivers to the Buyer written notice of disagreement with such Post-Closing Statement, which notice shall (i) describe in detail the nature of any such disagreement, (ii) identify the specific items involved and the dollar amount of such disagreement and (iii) only include good faith disagreements based on (A) components not being calculated in accordance with the accounting principles, methods and practices utilized in preparing the audited Financial Statements, applied on a consistent basis or (B) mathematical errors.  If the Seller delivers a written notice of disagreement within the aforesaid 45-day period, then the Seller and the Buyer shall seek in good faith to resolve in writing the disputed matters set forth in such notice of disagreement within 30 days of receipt by the Buyer of a written notice of disagreement from the Seller, or such longer period as may be agreed by the Buyer and the Seller.  If the Seller and the Buyer are unable to resolve all disagreements within such 30-day period, then the Seller and the Buyer (each, a “Disputing Party” and together the “Disputing Parties”) shall submit such remaining disagreements to the Miami office of Ernst & Young LLP or such other nationally-recognized accounting, valuation or consulting firm as is acceptable to the Disputing Parties (the “Independent Accounting Firm”) for arbitration, in accordance with the standards set forth in this Section 2.5.  Each of the parties represents and warrants that neither it nor any of its Affiliates has a material relationship with the Independent Accounting Firm.  The Independent Accounting Firm so selected will consider only those items and amounts set forth in the Post-Closing Statement as to which the Disputing Parties have disagreed within the time periods and on the terms specified above and must resolve the matter in accordance with the terms and provisions of this Agreement.  Each Disputing Party may furnish to the Independent Accounting Firm such information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently given to the other Disputing Party.  Neither Disputing Party shall have or conduct any communication, either written or oral, with the Independent Accounting Firm without the other Disputing Party either being present or receiving a concurrent copy of any written communication.  The Independent Accounting Firm may conduct a conference concerning the disagreements between the Disputing Parties, at which conference each Disputing Party shall have the right to (i) present its documents, materials and other evidence (previously provided to the Independent Accounting Firm and the other Disputing Party) and (ii) have present its or their advisors, accountants, counsel and other representatives.  The Independent Accounting Firm shall resolve each item of disagreement based solely on the presentations and supporting material provided by the Disputing Parties and not pursuant to any independent review and may not assign a value to any particular item greater than the greatest value for such item claimed by either Disputing Party or less than the lowest value for such item claimed by either Disputing Party, in each case as presented to the Independent Accounting Firm.  The Independent Accounting Firm shall issue a detailed written report that sets forth the resolution of all items in dispute and that contains a final Post-Closing Statement.  Such report shall be final and binding upon the Disputing Parties.  The fees and expenses of the Independent Accounting Firm shall initially be borne equally between the Seller, on the one hand, and the Buyer, on the other hand; provided, that such fees and expenses shall ultimately be allocated in accordance with Section 2.5(e).  The Disputing Parties shall cooperate fully with the Independent Accounting Firm and respond on a timely basis to all requests for information or access to documents or personnel made by the Independent Accounting Firm or by the Disputing Parties, all with the intent to fairly and in good faith resolve all disputes relating to the Post-Closing Statement as promptly as reasonably practicable.

(d)         Within five (5) Business Days following the final determination of the Accounts Payable and the Marketing Commitments outstanding as of the Effective Time in accordance with Section 2.5(c), if there is a Purchase Price Deficit, then the Seller shall pay to the Buyer an amount equal to such excess.  If there is a Purchase Price Surplus, then the Buyer shall pay to the Seller an amount equal to the Purchase Price Surplus.

(e)          The fees, costs and expenses of the Independent Accounting Firm (i) shall be paid by the Buyer in the proportion that the aggregate dollar amount of such disputed items so submitted that are successfully disputed by Seller (as finally determined by the Independent Accounting Firm) bears to the aggregate dollar amount of such items so submitted, and (ii) shall be paid by the Seller in the proportion that the aggregate dollar amount of such disputed items so submitted that are unsuccessfully disputed by the Seller (as finally determined by the Independent Accounting Firm) bears to the aggregate dollar amount of such items so submitted.

2.6                               Allocation of the Purchase Price.

(a)         Allocation of the Purchase Price among the Channels.  The Buyer and the Seller agree that, for the Buyer’s and Seller’s respective U.S. federal, state and local income tax purposes, the sum of the Purchase Price and the Assumed Liabilities assumed by the Buyer, to the extent such Assumed Liabilities constitute part of the purchase price for Tax purposes, shall be allocated among the Channels consistent with the allocation contained in Schedule 2.6 of the Company Disclosure Letter.  The allocation contained in Schedule 2.6 of the Company Disclosure Letter will be adjusted to reflect adjustments to the purchase price pursuant to this Agreement.  For all Tax purposes, the Buyer and the Seller will report the transactions contemplated by this Agreement in a manner consistent with Schedule 2.6 of the Company Disclosure Letter, including adjustments described in the prior sentence, and neither will take any position inconsistent therewith in any Tax Return.

(b)         Negotiation of Asset Allocation Schedule Method.

(i)                                     Within 90 days after the Closing, the Buyer shall prepare and deliver to the Seller a schedule (an “Allocation Schedule”) allocating the purchase price allocated to each Channel pursuant to Section 2.6(a) among the Assets of such Channel, in such amounts reasonably determined by the Buyer to be consistent with Section 1060 of the Code.  For this purpose, the intangible assets of the Channels shall include only their goodwill, going concern value, unregistered copyrights, domain names, Affiliation Agreements, Trademarks and Trade Secrets.

(ii)                                  The Seller shall have a period of ten (10) Business Days after the delivery of the Allocation Schedule (the “Response Period”) to present in writing to the Buyer notice of any objections the Seller may have to the allocations set forth therein (an “Objections Notice”).  Unless the Seller timely objects, such Allocation Schedule shall be binding on the parties without further adjustment, absent manifest error.

(iii)                               If the Seller shall raise any objections within the Response Period, the Buyer and the Seller shall negotiate in good faith and use their reasonable best efforts to resolve such dispute. If the parties fail to agree within fifteen days after the delivery of the Objections Notice, then the disputed items shall be resolved by the Independent Accounting Firm, in accordance with the procedural principles of Section 2.5(c).

(iv)                              For all Tax purposes, the Buyer and the Seller shall report the transactions contemplated by this Agreement in a manner consistent with the terms of this Agreement, and none of them will take any position inconsistent therewith in any Tax Return, unless otherwise required by applicable Law.

SECTION 3  REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Buyer that the following representations and warranties are true and complete as of the date hereof and as of the Closing Date.  For purposes of these representations and warranties (other than those in Section 3.2), the term “the Seller” shall include the Channel Operators.

3.1                               Organization, Standing and Authority.  The Seller is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and the Seller and the Channel Operators have, together, all requisite power and lawful authority to own, lease and operate the Business and the Assets, to carry on the Business as now conducted and to execute, deliver and perform this Agreement and the other Transaction Documents to which it is a party in accordance with their terms.  The Seller is qualified to transact business and is in good standing in each jurisdiction in which the nature of the Business or location of the Assets requires such qualification, except where the failure to be so qualified would not have or reasonably be expected to have a Material Adverse Effect.

3.2                               Authorization and Binding Obligation.  The execution and delivery of this Agreement and the other Transaction Documents to which the Seller is a party and the performance by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary actions on the part of the Seller.  This Agreement and the other Transaction Documents to which the Seller is a party have been duly executed and delivered by the Seller and constitute the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with their terms, except to the extent such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and the application of general principles of equity (collectively, the “Enforceability Exceptions”).

3.3                               Absence of Conflicting Agreements.  Assuming the accuracy of the Buyer’s representations and warranties in Section 4, the execution and delivery of this Agreement and the other Transaction Documents to which the Seller is a party and the performance by the Seller of the transactions contemplated hereby and thereby (with or without the giving of notice, the lapse of time, or both):  (a) do not require the Consent of any Person, other than the Consents set forth on Schedule 3.3 of the Company Disclosure Letter; (b) will not conflict with any of the Seller’s organizational documents, other than as set forth on Schedule 3.3 of the Company Disclosure Letter; (c) are not prohibited or restricted by any Employee Plan or Collective Bargaining Agreement; (d) will not conflict with, result in a breach or violation of, or constitute a default under any material Order applicable to the Seller, the Assets or the Business; (e) except as set forth on Schedule 3.3 of the Company Disclosure Letter, will not conflict with, result in a material breach, impairment, loss or violation of, or constitute a default under any of the Assets (including any of the Assumed Contracts or any Material Contract to which the Seller is a party); (f) except as set forth on Schedule 3.3 of the Company Disclosure Letter, will not give rise to a right of termination, amendment, cancellation or acceleration of any right or obligation of the Seller (including any right or obligation of the Seller under any of the Assumed Contracts) or a loss of any material benefit to which the Seller is entitled; (g) will not result in the creation of any Lien upon any of the Assets, except as contemplated herein or with respect to Permitted Liens; and (h) will not violate in any material respect any applicable Legal Requirements applicable to the Seller, the Assets or the Business.

3.4                               Books and Records.  The Books and Records, copies of which have been made available to the Buyer, (i) have been kept in the Ordinary Course, and (ii) to Seller’s Knowledge, are true, complete and correct in all material respects.

3.5                               Ownership and Transfer of Assets.  The Seller or the Channel Operators own and have good title to each of the Assets, free and clear of all Liens (other than Permitted Liens), and other than as set forth on Schedule 3.5 of the Company Disclosure Letter, have full power and authority to convey the Assets free and clear of any and all Liens (other than Permitted Liens of the type described in clause (b) of the definition of Permitted Liens).  Upon execution and delivery of the Assignment and Assumption Agreement or such other agreement as may be required by local Legal Requirement in form and substance reasonably satisfactory to the Buyer and the receipt of the applicable Consents, the Seller will convey to the Buyer good title to the Assets free and clear of any and all Liens (other than Permitted Liens of the type described in clause (b) of the definition of Permitted Liens).

3.6                               Exclusive Dealing.  Other than as set forth on Schedule 3.6 of the Company Disclosure Letter, neither the Seller nor any of its Affiliates is party to any contract, commitment, lease or other agreement, whether written, oral or implied, relating to any Alternative Transaction.

3.7                               Contracts.

(a)         Schedule 3.7(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all of the Contracts that are material to the Business and that are of a type or category listed below (the “Material Contracts”):

(i)                                     Contracts (i) involving payments or other consideration in excess of $50,000 in any twelve (12) month period or $250,000 over the life of the Contract or (ii) which, if cancelled by Seller, would require Seller’s making payments totaling more than $100,000 as a result thereof;

(ii)                                  Contracts subjecting Seller or the Channel Operators to a covenant not to compete or otherwise restricting Seller’s or the Channel Operators’ ability to conduct any business anywhere in the world;

(iii)                               Contracts containing a right of first refusal, first offer or first negotiation with respect to the Business or the Assets;

(iv)                              Contracts relating to any joint venture, partnership, strategic alliance or similar arrangements;

(v)                                 Contracts between the Seller and employees of, or consultants to, the Business that provides for annual payments in excess of $75,000;

(vi)                              any Affiliation Agreement and any Content Agreement;

(vii)                           Contracts giving rise to any Debt;

(viii)                        Contracts pursuant to which the Seller has granted any exclusive right to any third party;

(ix)                              Contracts not otherwise set forth on Schedule 3.7(a) of the Company Disclosure Letter that primarily relate to the Business and cannot be terminated by the Seller without penalty or other payment on less than 90 days’ prior notice; and

(x)                                 Contracts or commitments to enter into any one of the foregoing.

(b)         Except as otherwise set forth on Schedule 3.7(b) of the Company Disclosure Letter: (i) the Seller or the Channel Operators have performed each material term, covenant and condition of (A) each of the Assumed Contracts (other than the Affiliation Agreements) in all respects and (B) each of the Material Contracts (other than the Assumed Contracts) in all material respects; (ii) no default or any event which, with the giving of notice, the lapse of time, or both, would constitute a default on the part of the Seller or the applicable Channel Operator or, to the Knowledge of the Seller, any other party thereto, exists under any of the Assumed Contracts (other than the Affiliation Agreements); (iii) no material default or any event which, with the giving of notice, the lapse of time, or both, would constitute a material default on the part of the Seller or the applicable Channel Operator or, to the Knowledge of the Seller, any other party thereto, exists under any of the Material Contracts (other than the Assumed Contracts); (iv) to the Knowledge of the Seller, no material default or any event which, with the giving of notice, the lapse of time, or both, would constitute a material default on the part of any party to the Affiliation Agreements (other than the Seller or the applicable Channel Operator), exists under any of the Affiliation Agreements; and (v) each of the Material Contracts is in full force and effect, unimpaired by any acts or omissions of the Seller, and constitutes the legal, valid and binding obligation of the Seller or the Channel Operators (as applicable), enforceable against the Seller or the Channel Operators (as applicable) in accordance with its terms and, to the Knowledge of the Seller, against any other party thereto, except to the extent such enforceability may be limited by the Enforceability Exceptions.

(c)          The Seller has not received any written notice or other communication from any party regarding (i) any actual or alleged breach of, default under or failure to comply, in any material respects, with any material term or requirement of any Assumed Contract, (ii) any actual or proposed revocation, withdrawal, suspension, cancellation, modification or termination of any Assumed Contract, (iii) any actual or alleged breach of, default under or failure to comply, in any material respects, with any material term or requirement of any Material Contract (other than the Assumed Contracts), or (iv) any actual or proposed material revocation, withdrawal, suspension, cancellation, modification or termination of any Material Contract (other than the Assumed Contracts).

(d)         The Seller has furnished the Buyer with true, correct and complete copies of all Assumed Contracts, including all amendments, modifications and supplements thereto.

3.8                               Licenses.  Neither the Seller nor the Channel Operators hold or maintain any material License that primarily relates to the Business or the Assets and no material Licenses are required for the conduct of the Business.

3.9                               Channel Operations; Affiliation Agreements and Distribution.

(a)         Except as set forth on Schedule 3.9(a) of the Company Disclosure Letter, either the Seller or one of the Channel Operators (as applicable) are (x) the owners and operators of the Channels and (y) a party to the Affiliation Agreements.  Except as contemplated by the transactions contemplated by this Agreement and the other Transaction Documents, (i) no Person (including program distributors but excluding with respect to Pasiones TV, LLC, DIRECTV Latin America, LLC) other than the Seller has any options, warrants or other equity interests in the Channel Operators, (ii) neither the Seller nor any of its subsidiaries has assigned, delegated or novated any of its rights or obligations under the Affiliation Agreements with respect to the Channels nor assigned, delegated or novated any of its rights or obligations with respect to management or operation of the Channels, and (iii) none of Seller or any of its subsidiaries has any arrangement or commitment with any other Person with respect to the foregoing that is currently in effect.

(b)         Except as set forth on Schedule 3.9(b) of the Company Disclosure Letter, all of the programming or other content of any kind or nature telecast or otherwise Distributed via the Channels is licensed to the Seller or the Channel Operators by an unaffiliated third-party, and is not otherwise created by, or original to, the Seller.  The Assumed Contracts include all of the Content Agreements entered into by the Seller and its Affiliates, including the Channel Operators, that are primarily related to the Business.  Except as set forth on Schedule 3.9(b) of the Company Disclosure Letter, the Assumed Contracts include all of the Content Agreements entered into by the Seller and its Affiliates, including the Channel Operators, excluding for purposes of the representation in this sentence Content Agreements in respect of (x) sports programming (other than those involving professional soccer teams in Costa Rica, El Salvador and Honduras) and (y) programming that is exclusively aired on the “LFC” television network.

(c)          (i) There are no pending requests from any Television Distributor for certification by the Seller or any of its Affiliates regarding compliance by the Seller or any of its Affiliates with any Affiliation Agreement listed on Schedule 2.1(b) of the Company Disclosure Letter, including applicable favored nations provisions and children’s television regulations (including the Children’s Television Act), (ii) when requested by any Television Distributor listed on Schedule 3.9(c) of the Company Disclosure Letter, the Seller and/or its Affiliates have always provided certifications with respect to any applicable Affiliation Agreement listed on Schedule 2.1(b) of the Company Disclosure Letter stating that the Seller and/or its Affiliates (as applicable) have complied with the terms of such Affiliation Agreement, (iii) to the Knowledge of the Seller, when requested by any Television Distributor not listed on Schedule 3.9(c) of the Company Disclosure Letter, the Seller and/or its Affiliates have always provided certifications with respect to any applicable Affiliation Agreement listed on Schedule 2.1(b) of the Company Disclosure Letter stating that the Seller and/or its Affiliates (as applicable) have complied with the terms of such Affiliation Agreement, and (iv) no Television Distributor has disputed or, to the Knowledge of the Seller, threatened to dispute any certification previously given by the Seller or any of its Affiliates with respect to any Affiliation Agreement listed on Schedule 2.1(b) of the Company Disclosure Letter.

3.10                        Financial Statements; No Undisclosed Liabilities.

(a)         Set forth on Schedule 3.10(a) of the Company Disclosure Letter are true, correct and complete copies of (i) the combined audited financial statements of the Channel Operators on a consolidated basis as at and for the fiscal years ended December 31, 2011 and December 31, 2012, containing balance sheets, statements of income, changes in equity, statements of cash flows and notes to such financial statements (including a reconciliation of GAAP measure Net Income to non-GAAP measure EBITDA for the 2012 fiscal year), and (ii) the combined unaudited balance sheets of the Channel Operators, and statements of income as at and for the twelve-month period ended December 31, 2013 (collectively, the “Financial Statements”).

(b)         The Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods involved, except that the unaudited Financial Statements may not contain all of the footnotes required by generally accepted accounting principles and subject to normal year-end adjustments (which adjustments would not be material, individually or in the aggregate).  The Financial Statements fairly present in all material respects the financial condition and operating results of the Channel Operators on a consolidated basis for the periods and as of the dates covered thereby, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments.

(c)          The Required Closing Information set forth on Schedule 6.1(o) of the Company Disclosure Letter will be prepared in accordance with GAAP consistently applied throughout the periods involved, except that the unaudited financial statements included in the Required Closing Information may not contain all of the footnotes required by generally accepted accounting principles and subject to normal year-end adjustments (which adjustments would not be material, individually or in the aggregate).  The Required Closing Information set forth on Schedule 6.1(o) of the Company Disclosure Letter will fairly present in all material respects the financial condition and operating results of the Channel Operators on a consolidated basis for the periods and as of the dates covered thereby, subject in the case of the unaudited financial statements included in the Required Closing Information to normal year-end audit adjustments.

(d)         There are no liabilities of the Business of any kind, whether known or unknown, contingent or otherwise, other than (i) liabilities reflected or reserved against in the Financial Statements (ii) liabilities incurred in connection with the transactions contemplated by this Agreement or the other Transaction Documents, (iii) liabilities otherwise specifically identified in Schedule 3.10(d) of the Company Disclosure Letter, (iv) Retained Liabilities, (v) Liabilities mentioned in Section 2.3(a)(i), or (iv) liabilities incurred by Seller in the Ordinary Course since December 31, 2013 (none of which are liabilities resulting from any violation of Legal Requirements or breach of Contract).

3.11                        Taxes and Tax Returns.

(a)         Until the Pasiones Transaction, Pasiones TV, LLC had been at all times since formation classified as a partnership for U.S. federal income Tax purposes. Pasiones TV, LLC is, and has been at all times since the Pasiones Transaction, classified as a disregarded entity for U.S. federal income Tax purposes.

(b)         Each of Seller, Television Dominicana, LLC and Centroamerica TV, LLC is, and has been at all times since formation been, classified as a disregarded entity for U.S. federal income Tax purposes.

(c)          Each of US Imagina, LLC, Seller and the Channel Operators has timely filed or caused to be filed all U.S. federal income Tax Returns and all other material Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects.  Seller and each Channel Operator has fully and timely paid all material Taxes owed by it (whether or not shown on any Tax Return).

(d)         Except as disclosed on Schedule 3.11(d) of the Company Disclosure Letter, no audit or other proceeding by any Governmental Authority is pending or threatened with respect to any Taxes due from or with respect to the Seller or any Channel Operator, nor has any audit of any such Tax Return been conducted within the previous five (5) taxable years of the Seller or any Channel Operator, as the case may be.  No Governmental Authority has given written notice of any intention to assert any deficiency or claim for additional Taxes against the Seller or any Channel Operator, and no written claim has been made by any Governmental Authority in a jurisdiction where the Seller or any Channel Operator does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction.

(e)          There are no Liens for Taxes upon the assets or properties of the Seller and the Channel Operators, except for Liens for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings.

(f)           Seller and each Channel Operator has withheld (or will withhold) from their respective employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate taxing authority proper and accurate amounts in all respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable laws.

(g)          None of the Assets is “tax exempt use property” within the meaning of Section 168(h) of the Code.

(h)         Notwithstanding anything to the contrary herein, this Section 3.11 contains the sole and exclusive representations and warranties of Seller with respect to Taxes.

3.12                        Legal Actions and Orders.  Except as set forth on Schedule 3.12(a) of the Company Disclosure Letter, (i) there are no Legal Actions in progress, pending or, to the Knowledge of the Seller, threatened, against the Seller or its Affiliates that involve the Business or the Assets, or that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement or the other Transaction Documents and (ii) since January 1, 2011, there have been no Legal Actions by or against the Seller or the Channel Operators that primarily involve the Business or the Assets.  Except as set forth on Schedule 3.12(b) of the Company Disclosure Letter, neither the Business nor any of the Assets are subject to any material Orders.

3.13                        Compliance with Legal Requirements.  Except as set forth on Schedule 3.13 of the Company Disclosure Letter, the Business and the Assets are, and have been, in full compliance with all Legal Requirements in all material respects, in each case, applicable to the Assets and/or the Business.  To the Seller’s Knowledge, no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation by the Seller or the Business of, or a failure on the part of the Seller or the Business to comply with, any Legal Requirement.  The Seller has not received any notice or other communication (whether oral or written), relating to or associated with the Business or the Assets, from any Governmental Authority or any other Person regarding any actual or alleged material violation of, or failure to comply with, any Legal Requirement.

3.14                        Conduct of Business in Ordinary Course.  Except as set forth on Schedule 3.14 of the Company Disclosure Letter, since December 31, 2012, (a) the Seller has conducted the Business only in the Ordinary Course and, without limiting the generality of the foregoing, has not taken or suffered to exist any action of the type described in Section 5.1(a) that, if taken between the date hereof and the Closing without the approval of the Buyer, would be in violation of such Section 5.1(a) and (b) there has not occurred any material damage, destruction or casualty loss (whether or not covered by insurance) affecting the Business or Assets.

3.15                        No Material Adverse Effect.  Except as set forth on Schedule 3.15 of the Company Disclosure Letter, since December 31, 2012, there has not been any event, circumstance, fact, change, development or effect which has had, or could result in, individually or in the aggregate, a Material Adverse Effect on the Business.

3.16                        Condition and Suitability of Assets.  The Assets: (a) constitute, together with the rights and services provided under the Transaction Documents, all the assets used or held for use in connection with or otherwise related to the Business, other than the Excluded Assets (except to the extent any Excluded Assets are used in providing the services under the Transition Services Agreements); (b) are suitable for the uses for which they are intended; (c) will permit the Buyer, together with the rights and services provided under the Transaction Documents, to comply in all material respects with the Legal Requirements applicable, on the date hereof, to the Business as currently conducted by the Seller; and (d) will, together with the rights and services provided under the Transaction Documents, permit the Buyer to conduct the Business substantially as it is being conducted on the date of this Agreement.

3.17                        Intellectual Property.

(a)         Other than the Intellectual Property provided under the Transaction Documents and any Excluded Asset, the Intellectual Property primarily used or held for use in the Business is either (i) owned by the Seller or its Affiliate and will be included as an Intellectual Property Asset (“Owned Intellectual Property”), or (ii) is used by the Seller or its Affiliates pursuant to an IP License (“Licensed Intellectual Property”) or the Seller or its Affiliate otherwise has a valid and legal right to use such Intellectual Property.  Schedule 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Owned Intellectual Property that is registered, issued or the subject of a pending application, and the applicable owners thereof.

(b)         Schedule 3.17(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts pursuant to which the Seller (i) uses any Licensed Intellectual Property (excluding any Content Agreements and off the shelf software licenses available on commercially reasonable terms) (collectively, the “Inbound License Agreements”), or (ii) has granted to any Person any covenant not to sue or license to use any Owned Intellectual Property Asset or any sublicense to any Licensed Intellectual Property (collectively, the “Outbound License Agreements”, and together with the Inbound License Agreements, the “IP Licenses”).  The Seller has performed all obligations imposed on it pursuant to the IP Licenses in all material respects, and has made all payments required to date under the IP Licenses.  Each IP License is a legal, valid and binding obligation of the Seller, is in full force and effect and is enforceable against the Seller and, to the Knowledge of the Seller, the other parties thereto, except, in each case, to the extent such enforceability may be limited by the Enforceability Exceptions.  The Seller is not in material breach or other default under any IP License, and no event has occurred that, with notice or lapse of time or both, would constitute such a material breach or other default by the Seller, or, to the Knowledge of the Seller, the other parties thereto.  No additional royalties, license fees or other amounts will be due or payable by the Buyer under any Inbound License Agreement solely as the result of entering into this Agreement, the Transaction Documents or the transactions contemplated hereby and thereby.

(c)          Upon the Closing and subject to the terms of the Transaction Documents, the Buyer will have the right to use all Intellectual Property Assets on substantially the same terms and conditions as the Seller and its Affiliates enjoyed prior to the Closing.

(d)         The operation of the Business as conducted by the Seller and its Affiliates as of the date hereof is not infringing, misappropriating or otherwise violating the Intellectual Property rights of any Person.  There are no claims pending, or to the Knowledge of the Seller, threatened in writing, against the Seller or any of its Affiliates, that (i) allege that the operation of the Business infringes, misappropriates or otherwise violates any Intellectual Property of any Person, or (ii) challenge the validity, enforceability or ownership of any Intellectual Property Assets to be conveyed to the Buyer hereunder.  To the Knowledge of the Seller, no rights in any material Intellectual Property Assets to be conveyed to the Buyer hereunder are being infringed, misappropriated or otherwise violated by any Person; and to the Knowledge of the Seller, there is no existing fact or circumstance which would be reasonably expected to give rise to any such claim.

(e)          To the Knowledge of the Seller, all of the Seller’s rights in and to any Owned Intellectual Property that is registered, issued or the subject of a pending application are valid and enforceable.  The Seller has taken commercially reasonable actions to maintain and protect the registered and pending Intellectual Property Assets owned by the Seller, including making payments of maintenance, renewal or similar fees for registered, issued or pending Intellectual Property Assets, and has taken commercially reasonable security measures to protect the confidentiality of all Trade Secrets within the Intellectual Property Assets that are material to the operation of the Business.  The Seller holds all rights, title and interest to the Intellectual Property Assets free and clear of any and all Liens (other than Permitted Liens).

(f)           Each present or past employee, consultant or other Person employed or engaged by the Seller who developed any Owned Intellectual Property has executed a valid and enforceable (except to the extent such enforceability may be limited by Enforceability Exceptions) contract with the Seller that conveys to the Seller any and all right, title and interest in and to all intellectual property developed by such Person in connection with, and within the scope of, such Person’s employment or engagement by the Seller (unless otherwise provided in Schedule 3.17(f) of the Company Disclosure Letter) and/or such intellectual property vested with Seller under applicable Legal Requirements.

(g)          The Seller is in material compliance with all applicable Legal Requirements regarding the collection, use, transmission, storage and protection of Personal Data collected or used in connection with the Business (if any), and, to the Knowledge of the Seller, no Person has gained unauthorized access to or made any unauthorized use of any such Personal Data.  No actions are pending or, to the Knowledge of the Seller, threatened in writing against the Seller relating to (i) the breach of any Legal Requirement regarding the collection, use or storage of Personal Data, or (ii) the loss, or unauthorized access or use of any Personal Data.

3.18                        Audits.  Schedule 3.18 of the Company Disclosure Letter sets forth a true, complete and correct list of all royalty, affiliate fee, or other contingent compensation audits completed since January 1, 2009 related to the Business and all royalty, affiliate fee, or other contingent compensation audits that may be pending, requested or threatened in writing related to the Business.  There are no demands or claims for royalties, affiliate fees, or contingent compensation by any Person against the Seller related to the Business in progress, pending, or to the Knowledge of the Seller, threatened, except as may be set forth on Schedule 3.18 of the Company Disclosure Letter.

3.19                        Commercial Relationships.  Schedue 3.19(a) of the Company Disclosure Letter lists the advertisment firms of each Channel (each, a “Significant Advertisement Firm”) and Schedue 3.19(b) of the Company Disclosure Letter lists the ten (10) largest content suppliers (measured by dollar volume of sales) of each Channel (each, a “Significant Supplier”). Other than as set forth on Schedule 3.19(c) of the Company Disclosure Letter, in the twelve (12) months prior to the date hereof, no Significant Advertisement Firm or Significant Supplier has canceled or otherwise terminated, or delivered any written notice indicating its intention of terminating its relationship with the Seller regarding the Business.

3.20                        Insurance.  Schedule 3.20 of the Company Disclosure Letter sets forth a true, correct and complete list of all insurance policies of the Seller that insure the Business or any of the Assets, and a true, correct and complete list of all letters of credit, surety bonds and performance bonds required to be obtained by the Seller in connection with the Business. All such insurance policies are in full force and effect, and no notice of cancellation or termination has been received with respect to any such insurance policy.

3.21                        Affiliate Transactions.  Except as set forth on Schedule 3.21 of the Company Disclosure Letter or the transactions contemplated by this Agreement or as set forth in the Transaction Documents, no director, manager or officer nor current or former employee of the Seller (nor, to the Knowledge of the Seller, any Affiliate of any such director, manager, officer or employee) (a) owns, directly or indirectly, in whole or in part, or has any personal or private right to use any of the Assets or (b) receives or is entitled to receive any payment or other benefit from the Business, except for Ordinary Course compensation in respect of the duties performed by such Person.

3.22                        Certain Payments.

(a)         None of the Seller nor, to Seller’s Knowledge, any of the Seller’s Affiliates, current or former members, directors, managers, officers, agents, employees or other Persons, in each case, associated with or acting on behalf of the Business have (i) made any unlawful contributions, gifts, entertainment, or other unlawful expenses or payments on behalf of Seller with respect to the Business, (ii) established or maintained any unlawful or unrecorded fund of monies or other assets belonging to the Business, or (iii) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature on behalf of the Business.

3.23                        No Broker.  Neither the Seller nor any of its Affiliates has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated hereby for which the Buyer could become liable or obligated.

3.24                        EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES.  THE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER IN THIS AGREEMENT ARE IN LIEU OF AND ARE EXCLUSIVE OF ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY IMPLIED WARRANTIES.  THE SELLER HEREBY DISCLAIMS ANY SUCH OTHER OR IMPLIED REPRESENTATIONS OR WARRANTIES, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE BUYER OR ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY PRO FORMA FINANCIAL INFORMATION, SUPPLEMENTAL DATA OR FINANCIAL PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS).

SECTION 4  REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller as follows:

4.1                               Organization, Standing and Authority.  The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Buyer has all requisite power and authority to execute, deliver and perform this Agreement in accordance with its terms.

4.2                               Authorization and Binding Obligation.  This Agreement and the other Transaction Documents to which the Buyer is a party and the performance by the Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary actions on the part of the Buyer.  This Agreement and the other Transaction Documents to which the Buyer is a party have been duly executed and delivered by the Buyer and shall constitute the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with their terms, except to the extent such enforceability may be limited by the Enforceability Exceptions.

4.3                               Absence of Conflicting Agreements.  Subject to obtaining the Consents, and assuming the accuracy of the Seller’s representations and warranties in

Section 3, the execution and delivery of this Agreement and the other Transaction Documents to which the Buyer is a party by the Buyer (with or without the giving of notice, the lapse of time, or both) and the performance by the Buyer of the transactions contemplated hereby and thereby:  (a) do not require the consent of any other Person; (b) will not conflict with the Buyer’s organizational documents; or (c) will not conflict with, result in a breach of, or constitute a default under, any Legal Requirements applicable to the Buyer, except in the case of clauses (a) and (c) above, for violations which would not prevent or materially delay the consummation of the transaction provided herein.

4.4                               Litigation.  There are no Legal Actions in progress, pending, or to the knowledge of the Buyer, threatened, against the Buyer which would give any third party the right to enjoin, rescind or condition the transactions contemplated hereby.

4.5                               No Broker.  The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated hereby for which the Seller could become liable or obligated.

4.6                               Sufficiency of Funds.  The Buyer has access to sufficient funds to pay the Purchase Price and any other payments contemplated by this Agreement. Buyer does not know of any circumstance or condition that could reasonably be expected to prevent or substantially delay the availability of such funds at Closing.  Without limiting the generality of the foregoing, the ability of Buyer to consummate the transactions contemplated herein is not contingent on Buyer’s ability to complete any public offering or private placement of debt or equity securities or to obtain any other type of financing prior to the Closing.

4.7                               Acknowledgment and Representations by Buyer.  In entering into this Agreement, Buyer has relied solely upon its own investigation and analysis and the representations and warranties of the Seller expressly contained in Section 3 (qualified by the Schedules to the Company Disclosure Letter), or certificates delivered pursuant hereto.  Without limiting the generality of the foregoing, except as set forth in Section 3 and in the Schedules to the Company Disclosure Letter, or certificates delivered pursuant hereto, none of Seller, the Channel Operators or any of their respective directors, officers, employees, Affiliates, stockholders, agents or representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business, assets or liabilities of the Business made available to Buyer, including due diligence materials, memorandum or similar materials, or in any presentation of the Business and Assets or others in connection with the transactions contemplated hereby, and no statement contained in any such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the transactions contemplated hereby.

SECTION 5  COVENANTS AND AGREEMENTS

5.1                               Pre-Closing Covenants of the Seller.  Except to the extent specifically required by this Agreement or with the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), between the date hereof and the earlier of the Closing or the termination of this Agreement pursuant to its terms, the Seller shall operate, and shall cause to be operated, the Business in such a manner as to abide by the following negative and affirmative covenants, and otherwise in the Ordinary Course:

(a)         Negative Covenants.  Between the date hereof and the earlier of the Closing or the termination of this Agreement, the Seller shall not do any of the following:

(i)                                     Contracts.  (A) terminate any Assumed Contract; (B) modify or amend any Assumed Contract or otherwise assume any additional liability or obligations thereunder in excess of $50,000 individually or $100,000 in the aggregate other than pursuant to the terms of such Assumed Contract; (C) enter into any new Contract primarily relating to the Business involving an annual liability or expenditure in excess of $50,000 individually or $100,000 in the aggregate; or (D) enter into any new Affiliation Agreement or Content Agreement;

(ii)                                  Disposition of Assets.  sell, convey, assign, lease or otherwise transfer or dispose of any of the Assets (other than Excluded Assets);

(iii)                               Intellectual Property.  (A) encumber, sell, pledge, transfer, assign, convey title (in whole or in part), exclusively license, dispose of or grant any right in any Intellectual Property Assets, or (B) do any act or knowingly omit to do any act whereby any Intellectual Property Asset may have become invalidated, abandoned, lost, impaired, unmaintained, unenforceable or dedicated to the public domain, in each case, other than in the Ordinary Course;

(iv)                              Encumbrances.  create, assume or permit to exist any new Lien upon any of the Assets or the Business;

(v)                                 No Inconsistent Action.  take any action which could hinder or delay the consummation of the transactions contemplated hereby;

(vi)                              Payables.  permit any Accounts Payable to remain unpaid and outstanding for more than 60 days;

(vii)                           Waivers.  waive any material right, or pay, discharge or settle any claim relating to the Business or the Assets; or

(viii)                        No Agreement.  agree to do any of the foregoing.

(b)         Affirmative Covenants.  Between the date hereof and the earlier of the Closing or the termination of this Agreement, the Seller shall do the following:

(i)                                     Access to Information.  subject to the terms of the Confidentiality Agreement, allow the Buyer and its counsel, accountants and other representatives reasonable access to the Business and the Assets, during normal business hours for the purpose of audit and inspection, and make available or cause to be made available to the Buyer or its authorized representatives all information with respect to the Business and the Assets as the Buyer may reasonably request to the extent such access would not result in a waiver or breach of any attorney/client privilege and would not unreasonably interfere with Seller’s business or operations;

(ii)                                  Compliance with Legal Requirements.  comply in all material respects with all Legal Requirements applicable to the Business and the Assets;

(iii)                               Maintenance of Assets.  maintain all of the Assets in good condition (ordinary wear and tear excepted), and use all of the Assets in a reasonable manner;

(iv)                              Insurance.  maintain the existing insurance policies covering the Business and the Assets;

(v)                                 Books and Records.  maintain the Books and Records in the Ordinary Course;

(vi)                              Notification.  promptly notify the Buyer of (A) any material change in the Seller’s representations and warranties contained in Section 3 or of any material failure to perform any covenant or agreement of the Seller contained in this Agreement, or (B) any material breach of any representation, warranty, covenant or agreement of the Seller contained in this Agreement;

(vii)                           Maintenance of Intellectual Property.  use commercially reasonable efforts (A) to maintain all of the Owned Intellectual Property, and (B) not to do any act or fail to do any act that would allow such Owned Intellectual Property to lapse, become abandoned, become dedicated to the public or become unenforceable, in each case, other than in the Ordinary Course; and

(viii)                        Marketing Commitments.  use its commercially reasonable efforts to (A) fulfill and discharge, prior to the Closing, all accrued and outstanding obligations of the Seller and its Affiliates, including the Channel Operators, to provide certain marketing support of the Channels pursuant to the Affiliation Agreements for the period through the Closing (the “Marketing Commitments”) and (B) cause the applicable marketing departments of the distributors to provide evidence, prior to the Closing, of the satisfaction of such corresponding Marketing Commitments (which such evidence the Seller shall provide to the Buyer promptly upon receipt).

5.2                               Consents.

(a)         Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign or transfer any Asset (including any Assumed Contract) to the Buyer which by its terms or by Legal Requirements is not assignable or transferable without a Consent (a “Nonassignable Asset”), unless and until such Consent shall have been obtained or Legal Requirement satisfied.

(b)         The Seller shall promptly (i) notify any third parties who are required by Contract to be notified of the transactions contemplated hereby and (ii) request the Consent of any third parties whose Consents are required for the consummation of the transactions contemplated hereby, and shall thereafter use its commercially reasonable efforts to obtain the Consents and satisfy any Legal Requirement necessary for the assignment or transfer of a Nonassignable Asset to the Buyer as expeditiously as possible.  Each such Consent shall be in form and substance attached hereto as Exhibit K. The Buyer shall cooperate and use all commercially reasonable efforts to assist the Seller in obtaining such Consents. In connection with any efforts to obtain the Consents pursuant to this Section 5.2, in no event shall “commercially reasonable efforts” of any party include (x) the payment of any fee to any third party whose Consent is required for the consummation of the transactions contemplated hereby or (y) any modification, amendment or waiver of the terms of any agreement between such party and any third party, whether or not related to the Business.

(c)          If any such Consent is not obtained as of the Closing, then unless and until any such Consent that may be required is obtained or Legal Requirement satisfied, the Seller shall use commercially reasonable efforts to establish an arrangement reasonably satisfactory to the Buyer under which the Buyer would obtain, as of the Closing, the claims, rights and benefits and assume the corresponding liabilities and obligations under such Nonassignable Asset (including by means of any subcontracting, sublicensing or subleasing arrangement) or under which the Seller would enforce for the benefit of the Buyer (at Buyer’s cost and expense) any and all claims, rights and benefits of the Seller against a third party thereto; provided, that in no event shall the Buyer be required to enter into any such arrangement with respect to any Nonassignable Asset for which a Required Consent, as set forth in Schedule 6.1(c) of the Company Disclosure Letter, is necessary.

5.3                               Confidentiality; Press Releases.

(a)         The Seller and the Buyer shall hold, and shall cause their respective officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any non-public information in accordance with the terms of the Confidentiality Agreement, dated as of July 19, 2013, by and between the Buyer and US Imagina, LLC (the “Confidentiality Agreement”).

(b)         No press release or public disclosure, either written or oral, of the existence or terms of this Agreement shall be made by either the Buyer or the Seller without the consent of the other (such consent not to be unreasonably withheld or delayed), and the Buyer and the Seller shall each furnish to the other advance copies of any press release or public disclosure which it proposes to make public concerning this Agreement or the transactions contemplated hereby and the date upon which the Buyer or the Seller, as the case may be, proposes to make such press release or public disclosure.

(c)          Notwithstanding anything herein to the contrary, this Section 5.3 shall not be construed to prohibit any party from (i) making any disclosures to any Governmental Authority which it is required to make under any applicable Legal Requirements or the rules and regulations of any applicable stock exchange (including The NASDAQ Stock Market), (ii) making any disclosures to any lenders to such party or potential investors in such party (subject to the provisions of Section 5.3(a)), or (iii) disclosing such information to their respective employees, equity owners, partners, and professional advisors who have a need to know the information. The Seller understands and agrees that the Buyer plans to and may file a Current Report on Form 8-K, to disclose this Agreement and the transactions contemplated hereby and to file a copy of this Agreement with the SEC.

(d)         Each of the Buyer and the Seller agrees that it shall not (and shall cause its respective Affiliates, employees, officers, directors, managers, members, representatives and agents not to), except to the extent done in good faith in any Legal Action against the other party, (i) make any negative statement or communication regarding the other party or any of their respective Affiliates, representatives or employees with the intent to harm any such Person or (ii) make any derogatory or disparaging statement or communication regarding the other party or any of their respective Affiliates, representatives or employees; provided, that the foregoing shall not prevent any party or any of its Affiliates, employees, officers, directors, managers, members, representatives and agents from (i) making any truthful statement or comment in good faith that is required by any Legal Requirement or Order or (ii) making factual statements regarding a breach or purported breach of (A) this Agreement or (B) any other Transaction Document, in each case to the extent reasonably necessary for enforcing or protecting rights or interests in connection with such breach.

(e)          From and after the Closing, except as required pursuant to Section 5.2 and Section 5.9(c), the Seller agrees that it shall not (and shall cause its Affiliates, employees, officers, directors, managers, members, representatives and agents not to) discuss or communicate in any way with any Television Distributor regarding the operation of the Business or any of the Affiliation Agreements that are Assumed Contracts hereunder; provided, that the foregoing shall not prevent Seller or any of its Affiliates, employees, officers, directors, managers, members, representatives and agents from (i) informing any Television Distributor of the fact that the rights and liabilities under any such Assumed Contract were assigned and assumed by the Buyer, (ii) engaging or communicating with Television Distributors in order to comply with the terms and conditions under the Transaction Documents, in each case, at the direction, or with the participation of, the Buyer, or (iii) engaging with Television Distributors, after consultation and direction from the Buyer, with respect to any Legal Requirement or Order.

5.4                               Antitrust Filings; Reasonable Best Efforts.

(a)         Each of the Seller and the Buyer agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and to cause the conditions set forth in Section 6 to be satisfied as promptly as practicable.  In furtherance and not in limitation of the foregoing, as promptly as practicable after the date hereof, the Seller and the Buyer shall (or shall cause their applicable Affiliates to) (i) make all necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Authorities under Competition Laws relating to the transactions contemplated by this Agreement, (ii) use their reasonable best efforts to obtain all other necessary actions, waivers, consents, licenses, authorizations, Orders and approvals from Governmental Authorities and the making of all other necessary registrations and filings (including filings with Governmental Authorities, if any), (iii) execute, deliver and perform any such additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement and (iv) use their reasonable best efforts to provide all such information concerning such party, its subsidiaries, its Affiliates and its subsidiaries’ and Affiliates’ officers, directors, employees and partners as may be reasonably requested in connection with any of the matters set forth in this Section 5.4(a).

(b)         Each of the Seller and the Buyer shall use its reasonable best efforts to respond at the earliest practicable date to any requests for additional information, including documentary materials, made by the Federal Trade Commission, the United States Department of Justice or any other Governmental Authorities relating to the transactions contemplated by this Agreement, and act in good faith and reasonably cooperate with the other parties in connection with any investigation of any Governmental Authority relating to the transactions contemplated by this Agreement.  Each party shall use its reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice relating to the transactions contemplated by this Agreement.  The parties will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any Competition Law.

(c)          Notwithstanding the foregoing, in connection with efforts to obtain the termination or expiration of any waiting period under any applicable Competition Laws, (i) in no event shall “reasonable best efforts” of any party include entering into a consent decree or other commitment containing such party’s agreement to hold separate or divest its or its subsidiaries’ plants, assets or businesses, or agreeing to any limitations on its or its subsidiaries’ conduct or actions, and in no event shall any party be required to take any of the foregoing actions and (ii) nothing herein shall require the Seller or the Buyer to take any action with respect to compliance with Competition Law or the obtaining of any consent, clearance or the expiration of any applicable waiting period under Competition Law which would bind such Person or its subsidiaries irrespective of whether the Closing occurs.

(d)         The Seller and the Buyer shall each bear fifty percent (50%) of all filing fees under the HSR Act and under any other applicable antitrust or Competition Laws.

5.5                               Delivery of Required Information.  Prior to the Closing, to the extent requested by the Buyer, the Seller shall, and shall cause each of its Affiliates to, use commercially reasonable efforts to provide the Buyer as soon as practicable following such request, all financial statements and financial and other information required to be included in, or required to facilitate the preparation of, pro forma or other financial statements (including applicable pro forma adjustments) or financial information required to be included in (i) the Buyer’s and/or its Affiliates’ filings with the SEC on Form 8-K pursuant to Item 2.01 and 9.01 thereof and any financial statements required thereunder, in each case, in connection with the Closing (the “Form 8-K Information”), (ii) the Buyer’s other reports prepared pursuant to the Exchange Act and any financial statements required thereunder (the “Exchange Act Information”), and (iii) any registration statement under the Securities Act prepared by the Buyer or any of its Affiliates, including financial statements prepared in accordance with Rule 3-05 of Regulation S-X for all fiscal periods completed prior to the Closing and all financial information through the Closing reasonably necessary to reflect the transactions contemplated by this Agreement in the Buyer’s financial statements or to prepare pro forma financial statements reflecting the transactions contemplated by this Agreement (together with the Form 8-K Information and the Exchange Act Information, the “Required Closing Information”).  The Seller will cooperate with the Buyer and its Affiliates’ preparation of all such pro forma or other financial statements or other information described above, and will use its reasonable best efforts to obtain (including by providing requested representations to such accountants), if so required under the Securities Act or the Exchange Act, an unqualified audit opinion from (x) Morrison, Brown, Argiz & Farra, LLC, the Seller’s independent public accounting firm or (y) to the extent Morrison, Brown, Argiz & Farra, LLC is not subject to and in compliance with the requirements of the Public Company Accounting Oversight Board (the “PCAOB”), another independent public accounting firm mutually agreeable to the Buyer and the Seller, which firm shall be subject to and in compliance with the requirements of the PCAOB, with respect to such financial statements (which audit opinion shall comply with the requirements of the SEC) and the consent of such firm to the inclusion or incorporation by reference of their audit opinion in any registration statement filed by the Buyer or any of its Affiliates pursuant to the Securities Act (which audit opinion and consent shall also constitute Required Closing Information).  From and after the Closing, the Seller shall, at the Buyer’s written request, use its reasonable best efforts (including by providing requested representations to such accountants) to obtain (A) consents from such accountants to the inclusion of their audit opinion in registration statements filed by the Buyer or any of its Affiliates for so long as audited financial statements relating to the Assets are required to be included or incorporated by reference in such registration statements and (B) such customary comfort letters from such accountants as the underwriters of any offering under such registration statements may reasonably request.  For the avoidance of doubt, it is understood and agreed that the Required Closing Information shall include (i) combined audited financial statements of the Channel Operators on a consolidated basis as at and for the fiscal year ended December 31, 2013, containing balance sheets, statements of income, changes in equity, statements of cash flows and notes to such financial statements (including a reconciliation of GAAP measure Net Income to non-GAAP measure EBITDA for such period) and (ii) unaudited quarterly and year-to-date income statements for each quarter of the fiscal year ended December 31, 2013 (including a reconciliation of GAAP measure Net Income to non-GAAP measure EBITDA for such periods).

5.6                               Further Assurances.  After the Closing, the Seller shall take (or cause to be taken) such actions and execute and deliver to the Buyer such further deeds, bills of sale, assignments, legal instruments or other transfer documents as the Buyer may reasonably request to evidence the transfer of the Assets to the Buyer pursuant to this Agreement.  In the event that the Buyer or the Seller becomes aware after the Closing that the Buyer or any of its designated Affiliates does not possess all rights, title and interest to any Assets, then within five (5) Business Days of (a) the Buyer’s written notice to the Seller of the Seller’s failure to transfer such Assets or (B) the date on which the Seller becomes aware of the Seller’s failure to transfer such Assets to the Buyer (any such Assets, the “Residual Assets”), the Seller, without any additional consideration, shall, and shall cause its Affiliates to, execute and deliver all such further legal instruments and perform all such further acts and deeds as may, in each case, be or become necessary to transfer and assign such Residual Assets to the Buyer or any assignee designated in writing by the Buyer.

5.7                               Non-Competition.

(a)         In order for the Buyer to have and enjoy the full benefit of the Business, and as a material inducement to the Buyer to enter into this Agreement (without such inducement the Buyer would not have entered into this Agreement), for a period of five (5) years commencing on the Closing Date, neither the Seller, the Non-Compete Parties nor any of their Affiliates (each, a “Restricted Party”) shall, directly or indirectly (whether by itself, through an Affiliate, in partnership or conjunction with, or as an employee, officer, director, manager, member, owner, consultant or agent of, any other Person) own, operate, control, manage, finance, undertake, participate or carry on or be engaged or have any financial or other interest in, or in any other manner advise or assist any other Person in connection with a Spanish language video programming service (i.e., a linear television channel or any form of non-linear content compilation in any media now known or hereafter developed (including Free TV, Pay TV, Video On Demand, Subscription Video On Demand, Electronic Sell Through and Videogram)): (i) that includes telenovelas; provided, however, that the foregoing shall not prohibit Distribution of not more than two (2) hours of telenovelas in any twenty-four hour period so long as such telenovelas are not broadcast between the hours of 7 p.m. and 11 p.m. in any time zone; (ii) consisting in whole or in part of content from the Dominican Republic for Distribution in the United States, its territories and possessions or targeting Dominican audiences in the United States, its territories and possessions; (iii) consisting in whole or in part of content from Central America for Distribution in the United States, its territories and possessions or targeting Central American audiences in the United States, its territories and possessions; or (iv) consisting in whole or in part of Restricted

Sports Programming (collectively, the “Competing Business”); provided, however, that (w) the Restricted Parties holding not more than 5% in the aggregate of the outstanding securities of any class of any publicly-traded securities of a company that is engaged in a Competing Business shall not constitute a violation of this Section 5.7(a); (x) the Restricted Parties holding outstanding securities of Atresmedia Corporación de Medios de Comunicación, S.A. (a/k/a Antena3) shall not constitute a violation of this Section 5.7(a) to the extent the Restricted Parties do not control Atresmedia Corporación de Medios de Comunicación, S.A. (a/k/a Antena3), (y) a Restricted Party providing technical and support services to a company engaged in a Competing Business shall not constitute a violation of this Section 5.7(a), so long as such Restricted Party complies with its obligations pursuant to Section 5.7(b); and (z) a Restricted Party providing services pursuant to the Transaction Documents shall not constitute a violation of this Section 5.7(a).

(b)         Additionally, the Restricted Parties are restricted, for a period of five (5) years commencing on the Closing Date, from purchasing, licensing, acting as an agent or representative of the rights-holder or anyone seeking to purchase or license, or engaging in discussions or negotiations to obtain rights to Distribute (1) games of the Liga Dominicana de Beisbol Profesional (or any successor or competitive professional baseball league in the Dominican Republic) in the United States or the Caribbean, (2) anywhere in the United States or Puerto Rico, any professional sports games originating in Puerto Rico, and (3) games of any Central American country professional soccer premier league tournament (clauses (1), (2) and (3), collectively, the “Restricted Sports Programming”), subject only to the following limited exceptions:

(i)                                     Subject to the obligations to the Buyer under the Sports Rights Agreement, the Restricted Parties shall not be restricted from purchasing, licensing, acting as an agent or representative of the rights-holder or anyone seeking to purchase or license, or engaging in discussions or negotiations to obtain rights to Distribute soccer games of Central American national teams and Caribbean national teams.

(c)          For the avoidance of doubt and without limiting the provisions of the foregoing Sections 5.7(a) and 5.7(b), the taking of any action by the Seller and its Affiliates that is not expressly prohibited by Sections 5.7(a) and 5.7(b) shall not constitute a breach of such provisions.

(d)         Notwithstanding anything to the contrary set forth herein, in the event of a breach of any of the provisions of Sections 5.7(a) or 5.7(b) (the “Restrictive Covenants”):

(i)                                     The Buyer shall have the right and remedy, without regard to any other available remedy, to (A) have the Restrictive Covenants specifically enforced by any court of competent jurisdiction and (B) have issued an injunction restraining any such breach without posting of a bond; it being understood that any breach of any of the Restrictive Covenants would cause irreparable and material Loss to the Buyer, the amount of which cannot be readily determined and as to which the Buyer will not have any adequate remedy at law or in damages;

(ii)                                  it is the desire and intent of the parties that the Restrictive Covenants be enforced to the fullest extent permissible under the Legal Requirements, Orders and public policies applied in each jurisdiction in which enforcement is sought and if any Restrictive Covenant shall be adjudicated finally to be invalid or unenforceable, such Restrictive Covenant shall be deemed amended to the extent necessary in order that such provision be valid and enforceable, the remainder of such Restrictive Covenant shall not thereby be affected and shall be given full effect without regard to invalid portions and such amendment shall apply only with respect to the operation of the Restrictive Covenant in the particular jurisdiction in which such adjudication is made; and

(iii)                               the parties acknowledge and agree that the Restrictive Covenants are necessary for the protection and preservation of the value and the goodwill of the Business and are reasonable and valid in geographical and temporal scope and in all other respects.

(e)          For the avoidance of doubt, Grupo Televisa SAB shall not be deemed to be a Restricted Party.

5.8                               Use of Brands.  Except as set forth in the Transaction Documents, the Seller and its Affiliates will have no right, title, interest, license or any other right whatsoever in or to, and shall not use or permit any of their Affiliates to use, any of the Trademarks or domain names included in the Intellectual Property Assets or any names, words or Trademarks, including domain names, identifying symbols, logos, emblems, signs, insignia or other business identifiers containing or comprising the foregoing, including any derivations, translations, modifications or alterations thereof, or any word, name or mark, in each case to the extent confusingly similar thereto and all applications, registrations and renewals thereof and all rights and goodwill associated therewith (the “Brands”) and, following the Closing, the Seller shall, and shall cause its Affiliates to, (a) promptly cease the use or deployment of the Brands, and (b) within a period of thirty (30) days after such Closing Date, change all corporate names incorporating any of the Brands; provided, that any use by the Seller and its Affiliates of the Brands as permitted in this Section 5.8 shall be in a form and manner consistent with, and with standards of quality at least as high as those in effect for the Brands as of the Closing Date, and goodwill arising from the use of the Brands shall inure solely to the benefit of the Buyer.  Except as set forth in the Transaction Documents, promptly after the Closing Date, the Buyer shall, and shall cause each of its Affiliates to, cease to make any use of any and all Imagina Marks.  The Buyer shall, and shall cause each of its Affiliates to, not use existing advertising and promotional materials, including any business cards, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email and other materials, bearing any Imagina Marks unless appropriately stickered or otherwise marked by the Buyer to reflect the consummation of the transactions contemplated hereby in a form reasonably satisfactory to the Seller and except to wind-down and discontinue its use of existing materials, the Buyer shall not, and shall cause each of its Affiliates to not, make any new or any other uses of any Imagina Mark.  Any use by the Buyer or its Affiliates of any Imagina Marks as permitted in this Section 5.8 shall be in a form and manner consistent with, and with standards of quality at least as high as those in effect for, the Imagina Marks as of the Closing Date and all goodwill arising from the use of the Imagina Marks shall inure solely to the benefit of Seller.

5.9                               Collection of Accounts Receivable and Other Matters.

(a)         The Buyer hereby agrees that, from and after the Closing, the Seller shall continue to have the right and authority to collect all Accounts Receivable that constitute Excluded Assets.  The Buyer hereby agrees to promptly transfer and deliver to the Seller, any cash or property that the Buyer or its Affiliates may receive in respect of any Accounts Receivable that constitute Excluded Assets.

(b)         In addition to the obligations set forth above in Section 5.9(a), if, at any time or from time to time after the Closing Date, the Seller, on the one hand, or the Buyer, on the other hand, receives any cash, checks, wire transfer or other property, including any insurance proceeds, which properly belongs to the other (the “Post-Closing Collection Amounts”), (i) such Post-Closing Collection Amounts shall be received by the receiving party as agent for and on behalf of the other, and (ii) the receiving party shall promptly notify the other thereof and shall promptly remit all such receipts to the other as soon as practicable, and shall provide to the other information as to the nature, source and classification of such payment.

(c)          From and after the date hereof and continuing after the Closing, the Seller shall respond to any requests from any Television Distributor regarding the Seller’s compliance with any provisions under any Affiliation Agreement (that is an Assumed Contract listed on Schedule 2.1(b) of the Company Disclosure Letter) with respect to the 2013 calendar year, in a manner that is consistent (in form and in substance) with the provisions set forth in Schedule 5.9(c) of the Company Disclosure Letter; provided, however, that such obligation of the Seller shall not limit, restrict or invalidate Buyer’s assumption of Liabilities pursuant to Section 2.3(a)(i) or the Buyer’s indemnification obligations under Section 9.

5.10                        La Familia Option.

(a)         Subject to Section 5.10(b), the parties hereby acknowledge and agree that from and after the date hereof and until February 11, 2014, the Buyer shall have the option, but not the obligation, to either (i) cause the Seller to exercise (or cause to be exercised) the Option (as defined in Section 10 of the La Familia Agreement) or (ii) cause the Seller to use its commercially reasonable efforts to assign such Option to the Buyer or any of its Affiliates such that the Buyer or its applicable Affiliate becomes the holder of the Option and is entitled to the rights and interests of the Seller under Section 10 of the La Familia Agreement, in each case on the terms and subject to the conditions set forth in the La Familia Agreement.  In the case of the preceding clause (i), the Seller and the Buyer hereby agree that upon consummation of the Option, the Seller shall promptly sell or cause to be sold to the Buyer or its Affiliate the assets and liabilities of the television network “LFC” on the same terms and conditions, including purchase price, as the acquisition of such assets and liabilities by the Seller or its Affiliate from TIN in connection with the exercise of the Option, and the Buyer shall promptly purchase all such assets and assume all such liabilities, in each case of the “LFC” television network, in connection with the exercise of the Option. Prior to February 11, 2014, the Seller hereby agrees that if it or any of its Affiliates receives a notice of a third party sale as contemplated by Section 11 of the La Familia Agreement, (1) the Seller shall, or shall cause its applicable Affiliate to, promptly deliver such notice to the Buyer and (2) at the request of the Buyer, the Seller shall, or shall cause its applicable Affiliate to, exercise its option to purchase the assets and liabilities of the television network “LFC” in the manner set forth in this Section 5.10(a).

(b)         If at any time the Seller has the right or opportunity to either acquire the “LFC” television network or cause a third party to acquire the “LFC” television network, in each case, at a price lower than as set forth in the La Familia Agreement, then the Seller shall not proceed with closing such acquisition or sale transaction, without first giving the Buyer the opportunity to purchase the “LFC” television network at such lower price.

(c)          The Seller hereby acknowledges and agrees that, prior to February 11, 2014, it shall, and shall cause its Affiliates to, use its and their commercially reasonable efforts to perform its and their obligations and comply with the terms of the La Familia Agreement and any other agreement between the Seller or any of its Affiliates, on the one hand, and TIN or any of its Affiliates, on the other hand, in a manner that preserves all of the Seller’s rights and interests under the La Familia Agreement, including the Option.  The Buyer hereby acknowledges agrees that failure to fulfill the advertising sales goals set forth in the La Familia Agreement shall not be deemed to be a breach of the foregoing agreement contained in this Section 5.10(c).

(d)         The parties hereby acknowledge and agree that if the Buyer exercises its rights pursuant to Section 5.10(a) and consummates the acquisition of the LFC television network as contemplated hereby, the parties shall cooperate with one another to amend the terms of the Transition Services Agreements or to enter into a new services agreement to provide for the provision of substantially similar services by the Seller and its Affiliates to the Buyer and its Affiliates as provided to TIN pursuant to the La Familia Agreement as of the date hereof, with such services continuing for a period of at least 6 months following the closing date of the acquisition of the LFC television network by the Buyer or its Affiliate and after such 6-month period such services may be terminated by either party upon 60 days’ prior written notice.

5.11                        Employee Matters.

(a)         The parties agree that, on and after the Closing Date, the Seller Employees shall continue to be employed by the Seller or its Affiliates, and that neither the Buyer nor any of its Affiliates shall employ, or have any obligation to employ, any Seller Employees.

(b)         The parties agree that neither the Buyer nor any of its Affiliates is a successor employer, by contract or otherwise, to any Seller Benefit Plan (or any predecessor agreements), the Seller or any of its Affiliates. Further, the Buyer and its Affiliates are specifically not adopting, succeeding to, continuing to maintain, and are not responsible for and not obligated to fund or provide, any plan or benefit which was provided or available under any Seller Benefit Plan (or any predecessor agreements).

5.12                        FCC Matters.

(a)         From and after the date hereof, the Seller shall use commercially reasonable efforts to assist the Buyer and its authorized representatives in taking all steps necessary for the Buyer to insert closed captioning into the programming of the Channels as of the Closing Date.  Such cooperation shall include, but not be limited to, the Seller providing the Buyer with the necessary access, upon reasonable notice, to its facilities, equipment, information, and employees in accordance with Section 5.1(b)(i).

(b)         Prior to the Closing, the Seller shall amend the previously filed Petition for Exemption from the FCC’s closed captioning requirements for the programming of the Channels based on the economically burdensome standard as provided in Section 47 C.F.R. § 79.1(f) of the FCC’s Rules, as reasonably requested by the Buyer.

SECTION 6  CONDITIONS TO CLOSING

6.1                               Conditions to Obligations of the Buyer.  All obligations of the Buyer at the Closing hereunder are subject to the fulfillment or waiver by the Buyer prior to and at the Closing Date of each of the following conditions:

(a)         Representations and Warranties.

(i)                                     The representations and warranties of the Seller contained in Sections 3.1 (Organization, Standing and Authority), 3.2 (Authorization and Binding Obligation), 3.5 (Ownership and Transfer of Assets), and 3.23 (No Broker) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except with respect to such representations and warranties which speak to an earlier date, in which case, as of such earlier date).

(ii)                                  The representations and warranties of the Seller contained in Sections 3.3 (Absence of Conflicting Agreements), 3.7(b)(i)(A), 3.7(b)(ii), 3.7(b)(v) (Assumed Contracts), 3.9(c) (Certifications), and 3.18 (Audits) of this Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct, and such representations and warranties that are not so qualified shall be true and correct in all material respects, in either case on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except with respect to such representations and warranties which speak to an earlier date, in which case, as of such earlier date).

(iii)                               The representations and warranties of the Seller contained in this Agreement (except for the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.5, 3.7(b)(i)(A), 3.7(b)(ii), 3.7(b)(v), 3.9(c), 3.18 and 3.23) disregarding all qualifications contained therein related to materiality and Material Adverse Effect, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except, in each case, to the extent such representations and warranties are made on and as of a specified date, in which case the same shall continue on the Closing Date to be true and correct as of the specified date); provided, that the foregoing condition shall be deemed satisfied if the failure of such representations and warranties to be so true and correct as of such dates has not had, individually or in the aggregate, a Material Adverse Effect.

(b)         Covenants and Conditions.  The Seller shall have performed and complied in all material respects with each covenant and agreement required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)          Consents.  All of the Consents set forth on Schedule 6.1(c) of the Company Disclosure Letter (the “Required Consents”) shall have been obtained, in form and substance attached hereto as Exhibit K.

(d)         Liens and Debt.  The Assets shall be free and clear of all Liens (other than Permitted Liens of the type described in clause (b) of the definition of Permitted Liens).

(e)          Deliveries.  The Buyer shall have received the deliverables required to be delivered to the Buyer pursuant to Section 7.2.

(f)           No Injunctions or Restraints.  There must not be any Legal Requirement in effect or Order enacted, issued, promulgated, enforced or entered by a court of competent jurisdiction or other Governmental Authority, in each case that prohibits or renders illegal the consummation of the transactions contemplated hereby or would cause any of the transactions contemplated hereby to be rescinded.

(g)          No MAE.   Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Assets or the Business.

(h)         Antitrust Waiting Periods.  All applicable waiting periods (and any extensions thereof) under the HSR Act shall have been terminated or shall have expired.

(i)             Transition Services Agreements.  The Transition Services Agreements shall be in full force and effect and shall not have been terminated.

(j)            Consulting Agreement.  The Consulting Agreement shall be in full force and effect and shall not have been terminated.

(k)         DTV Amendment.  The DTV Amendment shall be in full force and effect and shall not have been terminated.

(l)             Sports Rights Agreement.  The Sports Rights Agreement shall be in full force and effect and shall not have been terminated.

(m)     Keep Well Agreement.  The Keep Well Agreement shall be in full force and effect and shall not have been terminated.

(n)         Audits.  There shall be no pending affiliate fee audits or other pending or threatened material disputes, claims or disagreements with respect to or arising out of the Affiliation Agreements listed on Schedule 6.1(c) of the Company Disclosure Letter, and all such Affiliation Agreements remain in full force and effect.

(o)         Required Closing Information.  The Buyer shall have received the Required Closing Information listed on Schedule 6.1(o) of the Company Disclosure Letter.

(p)         Pasiones UPA.  The Pasiones UPA shall be in full force and effect and shall not have been terminated.

(q)         Honduran Soccer Amendment.  The Honduran Soccer Amendment shall be in full force and effect and shall not have been terminated.

6.2                               Conditions to Obligations of the Seller.  All obligations of the Seller at the Closing hereunder are subject to the fulfillment by the Buyer or waiver by the Seller prior to and at the Initial Closing Date of each of the following conditions:

(a)         Representations and Warranties.  The representations and warranties of the Buyer contained in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties that are not qualified shall be true and correct in all material respects, in either case on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except with respect to representations and warranties which speak to an earlier date, in which case, as of such earlier date).

(b)         Covenants and Conditions.  The Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)          Deliveries.  The Seller shall have received the deliverables required to be delivered to the Seller pursuant to Section 7.3.

(d)         No Injunctions or Restraints.  There must not be any Legal Requirement in effect or Order enacted, issued, promulgated, enforced or entered by a court of competent jurisdiction or other Governmental Authority, in each case that prohibits or renders illegal the consummation of the transactions contemplated hereby or would cause any of the transactions contemplated hereby to be rescinded.

(e)          Antitrust Waiting Periods.  All applicable waiting periods (and any extensions thereof) under the HSR Act shall have been terminated or shall have expired.

(f)           Transition Services Agreements.  The Transition Services Agreements shall be in full force and effect and shall not have been terminated.

(g)          Consulting Agreement.  The Consulting Agreement shall be in full force and effect and shall not have been terminated.

(h)         Sports Rights Agreement.  The Sports Rights Agreement shall be in full force and effect and shall not have been terminated.

6.3                               Frustration of Closing Conditions.  Neither the Seller nor the Buyer may rely on the failure of any condition set forth in Sections 6.1 or 6.2, as the case may be, if such failure was primarily caused by such party’s failure to comply with any provision of this Agreement.

SECTION 7  CLOSING AND CLOSING DELIVERIES

7.1                               Closing.  The closing of the sale and purchase of the Assets and other transactions contemplated hereby (the “Closing”) shall be held at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, in New York, New York, or at such other location as may be agreed upon by the Buyer and the Seller, within two (2) Business Days following the date on which all of the conditions to the obligations of the Buyer contained in Section 6.1 and conditions to the obligations of the Seller contained in Section 6.2 shall have been satisfied or waived by the party entitled to waive the same (other than conditions with respect to actions the parties will take at the Closing, but subject to the satisfaction or waiver of such conditions).  The date upon which the Closing occurs is referred to as the “Closing Date.”

7.2                               Deliveries by the Seller.  On the Closing Date, the Seller shall deliver to the Buyer the following:

(a)         Assignment and Assumption Agreement.  an assignment of Assets in the form of Exhibit J, which assignment shall also contain the Buyer’s undertakings and assumptions of the Assumed Liabilities (the “Assignment and Assumption Agreement”) duly executed by the Seller;

(b)         Required Consents.  a copy of each Required Consent in form and substance attached hereto as Exhibit K;

(c)          IP Assignment Agreements. a duly executed copy of each of the IP Assignment Agreements in form and substance attached hereto as Exhibit I;

(d)         Seller’s Certificate.  a certificate of the Seller, dated as of the Closing Date, certifying that the conditions to Closing set forth in Sections 6.1(a), 6.1(b),

6.1(g) and 6.1(n) have been satisfied, in form and substance reasonably satisfactory to the Buyer and its counsel; and

(e)          FIRPTA Affidavits.  from US Imagina LLC, an affidavit of an officer of the entity, sworn to under penalty of perjury, setting forth the entity’s name, address and United States federal tax identification number, stating that the entity is (i) the “owner” of Seller and each Channel Operator for purposes of Treasury Regulation Section 1.1445-2(b)(2)(iii), (ii) not a disregarded entity for U.S. federal tax purposes, and (iii) not a “foreign person” within the meaning of Section 1445 of the Code, and otherwise executed in accordance with Treasury Regulation Section 1.1445-2(b), in form and substance reasonably satisfactory to the Buyer and its counsel.

7.3                               Deliveries by Buyer.  On the Closing Date, the Buyer shall deliver to the Seller the following:

(a)         Purchase Price.  the Purchase Price;

(b)         Assignment and Assumption Agreement.  the Assignment and Assumption Agreement in the form of Exhibit J, duly executed by the Buyer; and

(c)          Buyer’s Certificate.  a certificate of the Buyer, dated as of the Closing Date, certifying that the conditions to Closing set forth in Sections 6.2(a) and 6.2(b) have been satisfied, in form and substance reasonably satisfactory to the Seller and its counsel.

SECTION 8  TERMINATION

8.1                               Termination by Mutual Consent.  This Agreement may be terminated at any time prior to the Closing Date by mutual written agreement of the Buyer and the Seller.

8.2                               Termination by Either the Buyer or the Seller.  This Agreement may be terminated at any time prior to the Closing Date by either the Buyer or the Seller:

(a)         if any Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and either (i) thirty (30) days shall have elapsed from the issuance of such Order or other action and such Order or other action has not been removed or (ii) such Order or other action shall have become final and non-appealable; or

(b)         if the Closing Date shall not have occurred by March 31, 2014 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to any party who is in material breach of any of its obligations hereunder and such breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party set forth in Section 6 prior to the Termination Date, or (ii) the failure of the Closing to have occurred on or prior to the Termination Date.

8.3                               Termination by the Seller.  This Agreement may be terminated at any time prior to the Closing Date by the Seller, if the Seller is not in material breach of any of its representations, warranties, covenants or agreements hereunder and if there has been a material breach of any of the representations, warranties, covenants or agreements hereunder on the part of the Buyer such that the condition to Closing set forth in Section 6.2 would not be satisfied, which breach is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach is given by the Seller to the Buyer.

8.4                               Termination by the Buyer.  This Agreement may be terminated at any time prior to the Closing Date by the Buyer, if the Buyer is not in material breach of any of its representations, warranties, covenants or agreements hereunder and if there has been a material breach of any of the representations, warranties, covenants or agreements hereunder on the part of the Seller such that the condition to Closing set forth in Section 6.1 would not be satisfied, which breach is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach is given by the Buyer to the Seller.

8.5                               Effect of Termination and Abandonment.  In the event of termination of this Agreement pursuant to this Section 8, the terminating party shall deliver written notice to the other party as promptly as practicable of its election to terminate, which notice shall specify in reasonable detail the rationale for such termination, and this Agreement shall then terminate and the transactions contemplated hereby shall be abandoned without further action by any of the parties hereto.  If this Agreement is terminated as provided herein, there shall be no liability or obligation on the part of the Buyer, the Seller, or any of their respective officers, directors and Affiliates, and all obligations of the parties shall terminate, except (a) for the obligations of the parties pursuant to Section 5.3, this Section 8.5 and all of Section 10, and (b) no such termination shall relieve any party from liability for any willful and material breach of this Agreement (including any failure by the Buyer to consummate the transactions contemplated by this Agreement if it is obligated to do so hereunder).

SECTION 9  SURVIVAL AND INDEMNIFICATION

9.1                               Survival.  All representations and warranties contained in this Agreement, and in any other Transaction Document, certificate, document or instrument delivered in connection herewith, shall survive the Closing for a period of eighteen (18) months following the Closing; provided, that (a) the representations and warranties contained in Section 3.11 (Taxes and Tax Returns) (the “Tax Representations”) shall survive until the date that is 90 days following the expiration of the applicable statute of limitations (including all periods of extension, whether automatic or permissive) and (b) the representations and warranties contained in Sections 3.1 (Organization, Standing and Authority), 3.2 (Authorization and Binding Obligation), 3.5 (Ownership and Transfer of Assets), and 3.23 (No Broker) (collectively, and together with the Tax Representations, the “Seller Fundamental Representations”) and 4.1 (Organization, Standing and

Authority), 4.2 (Authorization and Binding Obligation), and 4.5 (No Broker) (collectively, the “Buyer Fundamental Representations”) shall survive indefinitely.  All covenants and agreements contained in this Agreement, and in any other Transaction Document, certificate, document or instrument delivered in connection herewith, shall survive the Closing in accordance with their respective terms or, if no term is specified, indefinitely. Any investigations by or on behalf of any party hereto shall not constitute a waiver as to enforcement of any representation, warranty, covenant or agreement contained herein.

9.2                               Indemnification by the Seller.  Subsequent to the Closing, and notwithstanding the Closing, and regardless of any investigation made at any time by or on behalf of the Buyer or any information the Buyer may have, the Seller shall indemnify and hold harmless the Buyer, and any of its Affiliates, officers, directors, representatives, agents, lenders, advisors, attorneys, accountants, shareholders, members or other owners (collectively, the “Buyer Indemnified Parties”), from and against all Losses, directly or indirectly, relating to, based upon or arising from:

(a)         any breach of or inaccuracy in any representation or warranty of the Seller under this Agreement (other than the Seller Fundamental Representations) or in any certificate, document, or instrument delivered by the Seller hereunder;

(b)         any breach of or inaccuracy in any Seller Fundamental Representation under this Agreement;

(c)          any breach or non-fulfillment of any covenant or agreement by the Seller contained herein or in any certificate, document or instrument delivered by the Seller hereunder (except for any covenant or agreement set forth in the Transition Services Agreements, the DTV Amendment, the Sports Rights Agreement and the Consulting Agreement);

(d)         any and all Retained Liabilities and Excluded Assets;

(e)          any and all consequences of the Seller’s failure to comply with any applicable bulk sales law;

(f)           any and all claims or Legal Actions relating to the Seller’s or any of its Affiliates’ liabilities and obligations to Content Distribution Associates, LLC d/b/a Condista;

(g)          any and all Accounts Payable relating to the period prior to the Closing to the extent not deducted from the Purchase Price in accordance with the provisions of Section 2.5 and not disputed pursuant to the provisions of Section 2.5(c);

(h)         any and all Marketing Commitments to the extent accrued and/or outstanding, not deducted from the Purchase Price in accordance with the provisions of Section 2.5 and not disputed pursuant to the provisions of Section 2.5(c); provided, that if, after the Closing, a third party claims that a Marketing Commitment has not been satisfied in full and the Seller did not provide evidence, prior to the Closing, of the satisfaction of such corresponding Marketing Commitment in accordance with Section 5.1(b)(viii), then any amount recovered by such third party that was not deducted from the Purchase Price in accordance with the provisions of Section 2.5 shall be considered Losses and the Buyer Indemnified Parties shall be indemnified for such Losses pursuant to this Section 9; provided further, that any communication that includes a reservation of the counterparty’s rights shall not constitute evidence of the satisfaction of such corresponding Marketing Commitment in accordance with Section 5.1(b)(viii); and

(i)             termination of the Latinamerican Ethnic TV agreement concerning each of the Channels by the Buyer or any of its Affiliates prior to the expiration of its term.

9.3                               Indemnification by the Buyer.  Subsequent to the Closing, and notwithstanding the Closing, and regardless of any investigation made at any time by or on behalf of the Seller, and any of its Affiliates, officers, directors, representatives, agents, lenders, advisors, attorneys, accountants, shareholders, members or other owners (collectively, the “Seller Indemnified Parties”), from and against all Losses, directly or indirectly, relating to, based upon or arising from:

(a)         any breach of or inaccuracy in any representation or warranty of the Buyer under this Agreement (other than the Buyer Fundamental Representations) or in any certificate, document, or instrument delivered by the Buyer hereunder;

(b)         any breach of or inaccuracy in any Buyer Fundamental Representation under this Agreement;

(c)          any breach or non-fulfillment of any covenant or agreement by the Buyer contained herein or in any certificate, document or instrument delivered by the Buyer hereunder (except for any covenant or agreement set forth in the Transition Services Agreements, the DTV Amendment, the Sports Rights Agreement and the Consulting Agreement); and

(d)         any and all Assumed Liabilities.

9.4                               Certain Limitations on Indemnification.

(a)         Notwithstanding the provisions of this Section 9, it is specifically acknowledged and agreed that (i) the aggregate liability of the Seller pursuant to Section 9.2(a) shall not exceed Twelve Million Seven Hundred Fifty Thousand United States Dollars ($12,750,000.00) (the “Cap”); (ii) the Seller shall not have any liability pursuant to Section 9.2(a) unless and until the aggregate Buyer Indemnified Parties’ Losses pursuant to Section 9.2(a) exceed One Million Twenty Thousand United States Dollars ($1,020,000.00) (the “Basket”); provided, that once such Buyer Indemnified Parties’ Losses exceed the Basket, the Seller shall be responsible and liable, subject to the limitations of sub-clause (i) hereof, for the entirety of all such Buyer Indemnified Parties’

Losses; and (iii) the Buyer Indemnified Parties shall not be entitled to recover for any particular Loss pursuant to Section 9.2(a) to the extent it constitutes an Assumed Liability;

(b)         Notwithstanding the provisions of this Section 9, it is specifically acknowledged and agreed that (i) the aggregate liability of the Buyer pursuant to Section 9.3(a) shall not exceed the Cap; (ii) the Buyer shall not have any liability pursuant to Section 9.3(a) unless and until the aggregate Seller Indemnified Parties’ Losses pursuant to Section 9.3(a) exceed the Basket; provided, that once such Seller Indemnified Parties’ Losses exceed the Basket, the Buyer shall be responsible and liable, subject to the limitations of sub-clause (i) hereof, for the entirety of all such Seller Indemnified Parties’ Losses; and (iii) the Seller Indemnified Parties shall not be entitled to recover for any particular Loss pursuant to Section 9.3(a) to the extent it constitutes a Retained Liability.

(c)          Notwithstanding anything to the contrary set forth herein, the maximum aggregate liability of the Seller under Section 9 shall be limited to the amount of the final Purchase Price.

(d)         The right to indemnification, payment of Losses or other remedies based on any representations, warranties, covenants or agreements set forth in this Agreement will not be affected by any investigation conducted with respect to or any knowledge or information acquired at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement (other than disclosures made in the Schedules to the Company Disclosure Letter hereto).

(e)          The waiver of any condition based on the accuracy of any representation or warranty or on the performance of or compliance with any covenant or agreement, will not affect the right to indemnification, payment of Losses or other remedy based on such representations, warranties, covenants or agreements.

(f)           Notwithstanding anything to the contrary elsewhere in this Agreement, with respect to determining whether (i) a breach of any of the representations and warranties of the Seller has occurred for purposes of this Section 9 to the extent it is not a Qualified Representation, or (ii) the amount of Losses incurred or suffered, for such purposes, as a result of any such breach, any Material Adverse Effect or materiality qualification limiting the scope of such representations or warranties shall be disregarded to the extent such representations or warranties are not Qualified Representations.

(g)          Each indemnified party shall use commercially reasonable efforts to mitigate any Losses in respect of which a claim could be made under this Section 9, including seeking to obtain recovery in respect of any Losses from any third party insurance or third party indemnity which is available in respect of Losses. The amount of any Losses in respect of which a claim could be made under this Section 9 shall be reduced to take account of any Tax benefit actually realized by the indemnified party arising from the incurrence or payment of the applicable indemnified amount (after taking into account any Tax detriment arising from indemnification hereunder and treating the applicable Tax item as the last item to be used by the indemnified party). The parties hereto acknowledge that it is not expected that Losses will give rise to US federal income Tax benefits that will be subject to this Section 9.4(g).

9.5                               Procedure for Indemnification.  The procedure for indemnification shall be as follows:

(a)         The Buyer Indemnified Party or the Seller Indemnified Party claiming indemnification (the “Claimant”) shall give written notice to the party from whom indemnification is sought (the “Indemnifier”) of any claim, whether between the parties or brought by a third party, promptly after receiving notice or becoming aware thereof, and such notice shall specify in reasonable detail (i) the factual basis for such claim and (ii) the amount of the claim; provided, however, that any delay by the Claimant in giving such notice shall not relieve the Indemnifier of its obligations under this Agreement except and only to the extent that the Indemnifier is actually and materially damaged by such delay.

(b)         If such notice from the Claimant pertains to a claim or demand by a third party (a “Third Party Claim”) then the Indemnifier shall have thirty (30) days following receipt of the Claimant’s notice to (i) make such investigation of the claim or demand as the Indemnifier deems necessary or desirable and (ii) notify the Claimant of whether or not the Indemnifier desires to defend the Claimant against such claim or demand.  During such thirty (30) day period, the Claimant shall make such filings, including motions for continuance (and answers if a motion for continuance has not been granted), as may be necessary to preserve the parties’ positions and rights with respect to such claim or demand; provided, however, that any failure by the Claimant to do so shall not relieve the Indemnifier of its obligations under this Agreement except and only to the extent that the Indemnifier is actually and materially damaged by such delay.

(c)          The Indemnifier may elect to defend the Claimant against such Third Party Claim or demand, and then the Indemnifier shall have the sole power to direct and control such defense so long as the Indemnifier agrees that it will be responsible for the full payment of such claim or demand.  Notwithstanding the foregoing, the Indemnifier shall not be entitled to direct or control the defense of any Third Party Claim if (i) the Third Party Claim relates to or arises in connection with any criminal Legal Action, (ii) the Third Party Claim seeks an injunction or equitable relief against any Buyer Indemnified Party or any Seller Indemnified Party (as applicable), (iii) the Third Party Claim has or would reasonably be expected to result in Losses in excess of the amounts available for indemnification pursuant to this Section 9, or (iv) the Indemnifier has failed or is failing to defend in good faith the Third Party Claim.  Upon confirmation by the Indemnifier of its obligation to provide indemnification and its desire to assume the defense to such claim or demand on the terms set forth above, the Indemnifier shall not be liable to the Claimant for any legal fees and expenses subsequently incurred by the Claimant, subject to reimbursement for actual out-of-pocket expenses incurred by the Claimant as the result of a request for cooperation or assistance by the Indemnifier; provided, however, that if, in the reasonable opinion of counsel to the Claimant, there exists a conflict of interest between the Indemnifier and the Claimant, the Indemnifier shall be liable for the legal fees and expenses of separate counsel to the Claimant.  If the Claimant desires to participate in, but not control, any such defense, it may do so at its sole cost and expense; provided, that in any action seeking an injunction or decree, the effect of which would be to limit in any respect the future activity of the Claimant, the Claimant shall be entitled to participate in the defense of such action at the Indemnifier’s expense.  The Claimant shall not settle, compromise, discharge or otherwise admit to any liability for any claim or demand without the prior written consent of the Indemnifier (which consent shall not be unreasonably withheld or delayed).  The Indemnifier shall not settle, compromise, discharge or otherwise admit to any liability for any claim or demand without the prior written consent of the Claimant (which consent shall not be unreasonably withheld or delayed).  The Indemnifier shall notify the Claimant promptly following any determination by the Indemnifier that the tendered claim or demand is not subject to indemnification pursuant to this Section 9; provided, however, that Indemnifier agrees that up through the time of any such notification, it shall use its good faith and commercially reasonable efforts to protect and preserve any rights of the Claimant with respect to such claim or demand.

(d)         If the Indemnifier elects not to defend the Claimant against such third party claim or demand (or fails to promptly and reasonably prosecute such defense), the Claimant shall have the right to defend the claim or demand through appropriate proceedings and shall have the sole power to direct and control such defense at the Indemnifier’s sole cost and expense.  The Indemnifier shall have the right, at its sole cost and expense, to participate in the defense or settlement of any third party claim for which it may be liable, but Indemnifier shall be bound by the results or compromise obtained by the Claimant with respect to such claim or demand (including any counter-claim or third party cross-claim relating thereto).

9.6                               Exclusive Remedy.  Except (i) in the case of fraud, and (ii) in the case where a party seeks to obtain specific performance pursuant to Section 11.13, from and after the Closing, the rights of the parties to indemnification pursuant to the provisions of this Section 9 shall be the sole and exclusive remedy for the parties hereto with respect to any matter in any way arising from or relating to this Agreement or its subject matter; provided, for the avoidance of doubt, that the foregoing shall not limit in any way the rights of the parties under any other Transaction Document (it being understood that the terms, conditions and limitations of the provisions contained in this Section 9 apply to the Transaction Documents, other than the Transition Services Agreements, the DTV Amendment, the Sports Rights Agreement and the Consulting Agreement).

9.7                               Adjustments to Purchase Price.  All payments made with respect to the rights of indemnity under Section 9 shall be treated as adjustments to the Purchase Price for all Tax purposes.

SECTION 10  TAX MATTERS

10.1                        Proration of Taxes.  All real and personal property and other ad valorem Taxes and all rents, utilities and other charges against, or payable by the owner of, any of the Assets relating to a time period beginning prior to, and ending after, the Closing shall be prorated (based on the most recent available tax statement, latest tax valuation and latest bills) as of the Closing.  Amounts relating to the period on or prior to the Closing Date shall be allocated to and be the obligations of Seller, and amounts relating to the period subsequent to the Closing Date shall be allocated to and be the obligations of Buyer.  If the Closing occurs before the tax rate is fixed for the then current fiscal or calendar year, whichever is applicable, the proration of the corresponding Taxes shall be estimated on the basis of the tax rate for the last preceding year applied to the latest assessed valuation.  The Seller’s estimated accrued liability (to the Closing) for any of the above-described Taxes and charges that are due and payable after the Closing, to the extent practicable, shall be made as a credit against the amount payable at the Closing by the Buyer.  To the extent the Seller or any its Affiliates has paid or does pay any of the above-described Taxes and charges relating to the period subsequent to the Closing Date, Buyer shall promptly reimburse the Seller in full therefor (including, to the extent practicable, as an addition to the amount payable at the Closing by the Buyer).  As to those prorations of Taxes and other charges which are not capable of being ascertained on or prior to the Closing Date (or which were estimated on the Closing Date), such prorations shall be payable by the Seller to the Buyer, or by the Buyer to the Seller, as applicable, as an adjustment to the Purchase Price within ninety (90) days of date on which the actual amounts become known.

10.2                        Transfer Taxes. All recordation, transfer and documentary taxes and fees, stamps, and any excise, sales or use taxes, and all similar costs of transferring the Assets in accordance with this Agreement shall be borne 50% by the Seller and 50% by the Buyer.

SECTION 11  MISCELLANEOUS

11.1                        Fees and Expenses.  Except as otherwise provided in this Agreement, each party shall pay its own expenses incurred in connection with the authorization, preparation, negotiation, execution and performance of this Agreement, including all fees and expenses of attorneys, accountants, agents and other representatives.

11.2                        Damages.  Except with respect to adjudicated Losses required to be paid to a third party and notwithstanding anything else to the contrary set forth herein, no party hereto shall be liable for any punitive, special, consequential, incidental, indirect or exemplary damages or for lost profits, opportunity or revenue; provided, however, that the parties shall be entitled to consequential damages to the extent that they were reasonably foreseeable based on the facts and circumstances giving rise or underlying the applicable losses or damages.

11.3                        Notices.  All notices, demands, consents, referrals and requests required or permitted to be given under the provisions of this Agreement shall be (i) in writing, (ii) sent by facsimile transmission (with receipt confirmed) or by electronic mail (with electronic confirmation of receipt), delivered by personal delivery or sent by an internationally-recognized courier service, (iii) deemed to have been given on the date telecopied or mailed electronically with receipt confirmed, the date of personal delivery or the date set forth in the records of such courier service, as applicable, and (iv) addressed as follows:

(a)         If to the Seller:

Media World, LLC
7291 NW 74th Street
Miami, Florida 33166
Attention:  Roger Huguet, CEO
Email: roger.huguet@imaginaus.com
Fax: 305-820-9046

with a copy to (which shall not constitute notice to the Seller):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY  10022
Attention: Matthew H. Hurlock, Esq.; Sergio Urias, Esq.
Facsimile: (212) 446-6460
E mail: matthew.hurlock@kirkland.com;

sergio.urias@kirkland.com

(b)         If to the Buyer (which shall not constitute notice to the Buyer):

Hemisphere Media Holdings, LLC
2000 Ponce de Leon Boulevard, Suite 500
Coral Gables, Florida 33134
Attention: Mr. Alan J. Sokol
Email: asokol@hemispheretv.com
Facsimile: (305) 421-6389

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York  10019-6064
Attention:  Jeffrey D. Marell, Esq.
Email: jmarell@paulweiss.com
Facsimile:  (212) 757-3900

or to any such other or additional persons and addresses as the parties may from time to time designate in a writing delivered in accordance with this Section 11.3.

11.4                        Benefit and Binding Effect.  No party hereto may assign this Agreement without the prior written consent of the other parties hereto.  Notwithstanding the foregoing, the Buyer shall have the right, upon written notice to the Seller, to (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates or (b) designate one or more of its Affiliates to perform its obligations hereunder, in each case, if the Buyer nonetheless remains fully responsible for the performance of their respective obligations hereunder.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.  A transfer or assignment by the Buyer of all or any portion of the Assets shall not affect the Buyer’s rights (including its rights to indemnification pursuant to Section 9) under this Agreement or any of the other Transaction Documents.

11.5                        Governing Law.  THIS AGREEMENT SHALL BE GOVERNED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY PROVISIONS RELATING TO CONFLICTS OF LAWS.

11.6                        Venue.  The parties hereby agree that all Legal Actions (whether in contract or tort) arising out of or relating to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall, unless otherwise agreed, be litigated only in, and the parties hereto hereby agree and consent to be subject to the jurisdiction of, the courts of the United States located in Delaware and in the absence of such federal jurisdiction, the parties consent to be subject to the jurisdiction of the courts of the State of Delaware.  The parties hereto irrevocably waive the defense of an inconvenient forum to the maintenance of any such Legal Action.  Each of the parties hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such Legal Action by the mailing of copies thereof by registered mail, postage prepaid, to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment or rejection of receipt of such registered mail.  Nothing in this Section 11.6 shall affect the right of any party hereto to serve legal process in any other manner permitted by law.  The consents to jurisdiction set forth in this Section 11.6 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 11.6.

11.7                        Waiver of Jury Trial.  Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation arising out of or in connection with this Agreement.  Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications contained in this Section 11.7.

11.8                        Entire Agreement; Amendments.  This Agreement, the other Transaction Documents, all Exhibits and Schedules to the Company Disclosure Letter hereto and thereto and all documents and certificates to be delivered by the parties pursuant hereto and thereto collectively represent the entire understanding and agreement between the Buyer and the Seller with respect to the subject matter hereof.  All Exhibits and Schedules to the Company Disclosure Letter attached to this Agreement shall be deemed part of this Agreement and are incorporated herein, where applicable, as if fully set forth herein.  This Agreement supersedes all prior negotiations, letters of intent or other writings between the Buyer and the Seller with respect to the subject matter hereof, and cannot be amended, supplemented or modified except by a written agreement which makes specific reference to this Agreement or an agreement delivered pursuant hereto, as the case may be, and which is signed by the party against which enforcement of any such amendment, supplement or modification is sought.

11.9                        Waiver of Compliance; Consents.  Except as otherwise provided in this Agreement any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver.

11.10                 Severability.  If any provision hereof or the application thereof to any Person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

11.11                 Counterparts.  This Agreement may be signed by the parties in one or more counterparts, each of which when delivered to the other parties (including via facsimile or e-mail portable document format (*.pdf)) will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same Agreement.

11.12                 No Third Party Beneficiaries.  All rights and obligations created by this Agreement are solely between the parties hereto.  The parties hereto intend that there are no third party beneficiaries under this Agreement, except as specifically provided in Section 9.  Without limiting the foregoing, nothing in this Agreement is intended to confer upon any employee of the Seller or such employee’s legal representatives, heirs or beneficiaries any rights as a third party beneficiary or otherwise or any remedies of any kind whatsoever under or by reason of this Agreement, or the transactions contemplated hereby, including any rights of employment or continued employment.

11.13                 Specific Performance.  Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof or were otherwise breached and that each party shall be entitled to an injunction or injunctions to prevent breaches of the provisions hereof and to specific performance of the terms hereof, in addition to any other remedy at law or equity.  The taking of any such action by the parties in one or more jurisdictions shall not preclude the taking of any such action in any other jurisdiction (whether concurrently or not) if and to the extent permitted by Legal Requirement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first above written.

HEMISPHERE MEDIA HOLDINGS, LLC

By:	/s/ Alan J. Sokol
	Name:	Alan J. Sokol
	Title:	President

MEDIA WORLD, LLC

By:	/s/ Roger Huguet
	Name:	Roger Huguet
	Title:	Authorized Signatory

ROGER HUGUET
(solely for the purposes of Section 5.7 and each definition in Section 1.1 related to any of the foregoing)

/s/ Roger Huguet

MARTA TURON
(solely for the purposes of Section 5.7 and each definition in Section 1.1 related to any of the foregoing)

/s/ Marta Turon

IMAGINA CONTENIDOS AUDIOVISUALES SLU
(solely for the purposes of Section 5.7 and each definition in Section 1.1 related to any of the foregoing)

By:	/s/ Gerard Romy
	Name:	Gerard Romy
	Title:	Legal Representative

Exhibit A

Technical Services Agreement

(See attached.)

Exhibit B

Non-Technical Services Agreement

(See attached.)

Exhibit C

Consulting Agreement

(See attached.)

Exhibit D

DTV Amendment

(See attached.)

Exhibit E

Sports Rights Agreement

(See attached.)

Exhibit F

Keep Well Agreement

(See attached.)

Exhibit G

Pasiones Unit Purchase Agreement

(See attached.)

Exhibit H

Honduran Soccer Amendment

(See attached.)

Exhibit I

Form of IP Assignment Agreements

(See attached.)

Exhibit J

Form of Assignment and Assumption Agreement

(See attached.)

Exhibit K

Form of Consent

(See attached.)

Exhibit 99.1

Hemisphere Media to Acquire Three Leading Spanish-Language

Cable Television Networks

MIAMI—(January 23, 2014) —Hemisphere Media Group, Inc. (NASDAQ: HMTV) (“Hemisphere”), the only publicly traded pure-play U.S. media company targeting the high growth Hispanic TV/cable networks business, today announced that Hemisphere Media Holdings, LLC, its indirect wholly-owned subsidiary, has entered into a definitive agreement to acquire three Spanish-language cable television networks from Media World, LLC, a company fully owned by Imagina US, a major content and service provider in the Hispanic market, for approximately $102.2 million in cash, subject to certain post-closing adjustments. The acquisition is structured as an asset purchase and is expected to be funded with cash on hand.  The transaction is expected to close in the first quarter of 2014.

This transaction will strengthen and expand Hemisphere’s portfolio with the addition of three market-leading and highly complementary cable networks which target distinct and underserved audiences and build on the Company’s commitment to provide unique programming focused on the U.S. Hispanic market.  The networks acquired are:

•                  Pasiones, dedicated to showcasing the most-popular telenovelas and series, distributed to approximately 3.8 million subscribers in the U.S. and 7.2 million subscribers in Latin America;

•                  Centroamerica TV, the leading network targeting the third largest U.S. Hispanic group, featuring the most popular news, entertainment and soccer programming from Central America with over 3.3 million subscribers in the U.S.; and

•                  TV Dominicana, the leading network targeting Dominicans living in the U.S., featuring the most popular news, entertainment and baseball programming from the Dominican Republic, with over 2.2 million subscribers in the U.S.

Together, these assets present significant long-range opportunities for Hemisphere, and are expected to have generated approximately $12.2 million of EBITDA in 2013, resulting in an effective purchase price multiple of 8.4 times.

Alan Sokol, CEO of Hemisphere, stated, “We are thrilled to be bringing Pasiones, Centroamerica TV and TV Dominicana to our world-class portfolio. These networks target valuable, growing and underserved segments of the Hispanic audience.  With this acquisition, Hemisphere will own five leading U.S. Hispanic cable networks, two Latin American cable networks, and WAPA-TV, the #1 network in Puerto Rico, expanding our leadership position in Hispanic television.  We believe that we can add significant value to these channels through improved programming, marketing and distribution efforts, and these networks will expand our commercial inventory and cross-selling opportunities in the U.S. and augment our Latin American offerings.”

“This transaction is consistent with our growth strategy to acquire unique assets with significant earnings contributions in the highly desirable Hispanic television market. The transaction valuation implies a multiple that is accretive to our existing trading multiple and will delever the Company.  This transaction is key to our growth strategy and we look forward to integrating these market leading networks into our portfolio.  We would like to thank Roger Huguet and his team at Imagina for the tremendous job they have done in developing these networks,” Sokol continued.

Paul, Weiss, Rifkind, Wharton & Garrison LLP served as legal counsel to Hemisphere.  Rothschild served as financial advisor and Kirkland & Ellis, LLP served as legal counsel to Media World.

Additional information on the transaction will be available in the Company’s 8-K filing.

Non-GAAP Reconciliations

As Media World, LLC and its affiliates have not completed their fiscal 2013 year-end close procedures, including the audit, the results presented in this press release are estimated and preliminary, and, therefore, may change.  Accordingly, estimates of 2013 GAAP results and reconciliation of non-GAAP measures in this release are not provided herein because they are not available.

When presenting the expected 2013 EBITDA of the acquired assets in the transaction, Hemisphere’s management adds back (deducts) from net income, if any, depreciation expense, amortization of intangibles, loss (gain) on disposition of assets, non-recurring expenses, income tax expense, interest expense, loss on early extinguishment of debt and stock-based compensation.  Hemisphere believes that this non-GAAP presentation is important to investors’ understanding of our businesses.

Conference Call

Hemisphere will conduct a conference call to discuss the transaction at 10:00AM ET on Thursday, January 23, 2014.  A live broadcast of the conference call will be available online via the company’s Investor Relations website located at http://ir.hemispheretv.com/. Alternatively, interested parties can access the conference call by dialing (877) 280-4956, or from outside the United States at (857) 244-7313, at least five minutes prior to the start time. The conference ID for the call is 55972542.

A replay of the call will be available beginning at approximately 2:00PM ET on January 23 by dialing (888) 286-8010, or from outside the United States by dialing (617) 801-6888. The conference ID for the replay is 68411814.

About Hemisphere Media Group, Inc.

Hemisphere Media Group (NASDAQ: HMTV) is the only publicly-traded pure-play U.S. Spanish-language TV/cable network business serving the high-growth U.S. Hispanic population. Headquartered in Miami, Florida, Hemisphere owns and operates Cinelatino, WAPA Television and WAPA America. Cinelatino is the leading Spanish-language movie channel with more than 12 million subscribers in the U.S., Latin America and Canada, featuring the largest selection of contemporary Spanish-language blockbusters and critically-acclaimed titles from Mexico, Latin America, Spain and the Caribbean. WAPA Television is Puerto Rico’s leading broadcast station with the highest primetime and full day ratings in Puerto Rico. Founded in 1954, WAPA Television produces more than 65 hours per week of top-rated news and entertainment programming. WAPA America is the leading cable network targeting Puerto Ricans and other Caribbean Hispanics living in the U.S., featuring the highly-rated news and entertainment programming produced by WAPA-TV. WAPA America has more than five million U.S. subscribers.

ABOUT MEDIA WORLD

Mediaworld LLC is a company fully owned by Imagina US, which is primarily focused in the Hispanic Market with annual revenues around $100 million dollars, delivering production development, technical and production services, sports rights acquisition and management, and strategic consulting to the major players in the market.

Forward Looking Statement

This release may contain certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  The forward-looking statements contained in this report may include statements about the anticipated benefits of the acquisition including Hemisphere Media Holdings, LLC’s ability to consummate the transaction announced herein, the expected closing date for the acquisition, the risk that the closing conditions to which the acquisition is subject are not satisfied, the expected EBITDA of the acquired assets, the impact of the transaction on Hemisphere’s operations and financial performance and other information and statements that are not historical facts.  Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “expect,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements.  These statements are based on the current expectations of the management of Hemisphere and are subject to uncertainty and changes in circumstance and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements.  In addition, these statements are based on a number of assumptions that are subject to change.  Such risks, uncertainties and assumptions include: (1) risks relating to any unforeseen liabilities of Hemisphere and the acquired assets, (2) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects, businesses and management strategies and the expansion and growth of the operations of Hemisphere; (3) Hemisphere’s ability to successfully integrate the acquired assets and achieve anticipated synergies; (4) the risk that disruptions from the transaction will harm Hemisphere’s business; and (5) Hemisphere’s, plans, objectives, expectations and intentions generally.  Additionally, factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are discussed under the heading “Risk Factors” and “Forward-Looking Statements” in Hemisphere’s most recent registration statement on Form S-4 (File No. 333-186210) (the “Registration Statement”), post-effective amendment No. 1 on Form S-1 to the Registration Statement and Hemisphere’s Quarterly Reports on Form 10-Q, each filed with the Securities and Exchange Commission (“SEC”), as they may be updated in any future reports filed with the SEC. Forward-looking statements included herein are made as of the date hereof, and Hemisphere does not undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Contacts

For Hemisphere Media Group, Inc.:
Robin Weinberg/Patrick Scanlan, 212-687-8080